EXECUTION VERSION

PURCHASE AND SALE AGREEMENT
AMONG
FREEPORT-MCMORAN OIL & GAS LLC,
FREEPORT-MCMORAN EXPLORATION & PRODUCTION LLC AND
PLAINS OFFSHORE OPERATIONS INC.
COLLECTIVELY, AS SELLER,
AND
ANADARKO US OFFSHORE LLC
AS PURCHASER,
Dated as of September 12, 2016.

i

Section 12.15	Amendment	79
Section 12.16	No Third Party Beneficiaries	79
Section 12.17	References	79
Section 12.18	Construction	80
Section 12.19	No Partnership Created	80

EXHIBITS:
Exhibit A-1	-	Leases and Units; Working Interest; Net Revenue Interest
Exhibit A-2	-	Wells
Exhibit A-3	-	Easement
Exhibit A-4	-	Equipment
Exhibit A-5	-	Certain Real Property
Exhibit B	-	Form of Conveyance
Exhibit C	-	POOI Agreements
Exhibit D	-	Seller Parent Guarantee
Exhibit E	-	Purchaser Parent Guarantee
Exhibit F	-	Form of Consent Request Notice
Exhibit G	-	Form of Preferential Right Notice
Exhibit H	-	Form of Transition Services Agreement
Exhibit I	-	Form of Letter of Attornment – Enterprise
Exhibit J	-	Form of Non-Exclusive Seismic License

SCHEDULES:
Schedule 1.2(c)(ii)	-	Contracts
Schedule 1.2(n)(xiii)	-	Certain Intellectual Property
Schedule 1.2(n)(xv)	-	Certain Excluded Agreements
Schedule 2.5	-	Allocated Values
Schedule 5.1(f)(i)	-	Seller Knowledge Persons
Schedule 5.1(f)(ii)	-	Purchaser Knowledge Persons
Schedule 5.4	-	Litigation
Schedule 5.5	-	Taxes
Schedule 5.6	-	Environmental
Schedule 5.7	-	Outstanding Capital Commitments
Schedule 5.8	-	Compliance with Laws
Schedule 5.9(a)	-	Material Contracts
Schedule 5.10	-	Payments for Production
Schedule 5.11	-	Imbalances
Schedule 5.12	-	Consents and Preferential Rights
Schedule 5.14	-	Wells; Decommissioning Activities
Schedule 5.19	-	Payout Status
Schedule 5.22	-	Suspense Funds
Schedule 5.23	-	Credit Support
Schedule 5.24	-	Non-Consent Operations
Schedule 5.27	-	Employee Benefit Plans
Schedule 5.28	-	Intellectual Property
Schedule 6.6	-	Purchaser Consents
Schedule 7.3	-	Operation of Business
Schedule 7.9	-	No Shop
Schedule 7.13(c)	-	Seller Severance Plan

v

Index of Defined Terms
Defined Term	Section

Accrued PTO	Section 7.17
Adjusted Purchase Price	Section 2.2
AFEs	Section 5.7
Affiliate	Section 1.2(a)
Agreement	Preamble
Allocable Amount	Section 2.6
Allocated Value	Section 2.5
Allocation Schedule	Section 2.6
Assets	Section 1.2(c)
Asset Taxes	Section 1.2(b)
Assigned Rights	Section 7.6(f)
Assumed Obligations	Section 11.1(a)
BOEM	Section 1.2(d)
BSEE	Section 1.2(e)
Business Day	Section 1.2(f)
Casualty Loss	Section 3.6
Claim Date	Section 3.4(a)
Claim Notice	Section 11.3(c)
Closing	Section 9.1
Closing Date	Section 9.1
Closing Payment	Section 9.4(a)
Code	Section 2.6
Confidentiality Agreement	Section 7.1
Consent	Section 1.2(g)
Consent Request Notice	Section 3.5(a)
Contracts	Section 1.2(c)(ii)
Conveyance	Section 9.2(a)
Customary Post-Closing Consent	Section 1.2(h)
Decision	Section 12.10(e)
Decommissioning	Section 1.2(i)
Defensible Title	Section 3.2
Designated Contract	Section 1.2(j)
Dispute	Section 12.10
DTPA	Section 5.1(d)
Due Inquiry	Section 5.1(g)
Easements	Section 1.2(c)(iii)
Effective Time	Section 1.2(k)
Employee	Section 5.26
Employee List	Section 5.26
Encumbrance	Section 3.2(c)
Environmental Arbitrator	Section 4.2(g)
Environmental Defect	Section 4.1(a)
Environmental Defect Deductible	Section 4.2(e)
Environmental Defect Property	Section 4.2(a)
Environmental Laws	Section 4.1(b)
Equipment	Section 1.2(c)(iv)
ERISA	Section 1.2(l)

ERISA Affiliates	Section 1.2(m)
Exchanging Party	Section 7.6(f)
Execution Date	Preamble
Excluded Assets	Section 1.2(n)
Final Settlement Statement	Section 9.4(b)
FMOG	Preamble
FMEP	Preamble
Fundamental Representations	Section 11.4(f)
GAAP	Section 3.3(e)
Governmental Authority	Section 1.2(o)
Hazardous Substances	Section 4.1(c)
HSR Act	Section 1.2(p)
Hydrocarbons	Section 1.2(q)
Imbalance	Section 1.2(r)
Income Taxes	Section 1.2(s)
Indemnified Party	Section 11.3(a)
Indemnifying Party	Section 11.3(a)
Individual Environmental Threshold	Section 4.2(e)
Individual Title Threshold	Section 3.4(g)(v)
Intellectual Property	Section 1.2(c)(ix)
JIB	Section 1.2(t)
JIB Audit	Section 1.3(g)
JIB Credit	Section 1.2(u)
JIB Expenses	Section 1.2(v)
knowledge	Section 5.1(f)
Lands	Section 1.2(c)(i)
Laws	Section 1.2(w)
Leases	Section 1.2(c)(i)
Leave	Section 5.26
Letter of Attornment	Section 1.2(x)
Liability	Section 1.2(y)
Like-Kind Exchange	Section 7.6(f)
Line Fill	Section 1.2(z)
Management Representative	Section 12.10(a)
Marlin Platform	Section 1.2(aa)
Material Adverse Effect	Section 5.1(h)
Material Contract	Section 5.9
Net Revenue Interest	Section 1.2(bb)
New Plan	Section 7.19
Notice of Arbitration	Section 12.10(b)
Notice of Dispute	Section 12.10(a)
Offer Employees	Section 7.12(b)
Old Plan	Section 7.19
Operating Expenses	Section 1.3(c)
Outside Termination Date	Section 10.1(b)
Party; Parties	Preamble
Permit	Section 1.2(c)(v)
Permitted Encumbrances	Section 3.3
Person	Section 1.2(cc)
POOI	Preamble

POOI Agreements	Section 1.2(dd)
POOI Consent	Section 7.25
Post-Closing Tax Return	Section 7.6(c)
Pre-Closing Tax Return	Section 7.6(c)
Preferential Right	Section 1.2(ee)
Preferential Right Notice	Section 3.5(a)
Preliminary Settlement Statement	Section 9.4(a)
Properties	Section 1.2(c)(iii)
Protected Period	Section 7.13(a)
Purchase Price	Section 2.1
Purchaser	Preamble
Purchaser Bonus Plans	Section 7.13(b)
Purchaser Employment Liabilities	Section 7.16
Purchaser Indemnified Parties	Section 11.2(b)
Purchaser Savings Plan	Section 7.20
Purchaser Severance Plans	Section 7.13(c)
Purchaser Termination Fee	Section 10.2(b)
Records	Section 1.2(c)(xiii)
Real Property	Section 1.2(c)(xii)
REGARDLESS OF FAULT	Section 11.3(b)
Remediate	Section 4.1(d)
Remediation	Section 4.1(d)
Remediation Amount	Section 4.1(e)
Representatives	Section 1.2(ff)
Retained Liabilities	Section 11.1(b)
Seismic Data	Section 1.2(c)(x)
Seller	Preamble
Seller Employment Liabilities	Section 7.16
Seller Indemnified Parties	Section 11.2(a)
Seller Plans	Section 1.2(gg)
Seller Savings Plan	Section 7.20
Seller Taxes	Section 1.2(hh)
Seller Termination Fee	Section 10.2(c)
Straddle Period	Section 1.2(ii)
Suspense Funds	Section 5.22
Tax	Section 1.2(jj)
Tax Return	Section 1.2(kk)
Taxing Authority	Section 1.2(ll)
Third Party	Section 1.2(mm)
Third Party Acquisition	Section 1.2(nn)
Third Party Claim	Section 11.3(c)
Title Arbitrator	Section 3.4(i)
Title Benefit	Section 3.2
Title Benefit Amount	Section 3.4(e)
Title Defect	Section 3.2(c)
Title Defect Deductible	Section 3.4(g)(v)
Title Defect Amount	Section 3.4(d)
Title Defect Property	Section 3.4(a)
Transfer Tax	Section 12.5
Transfer Time	Section 7.12(b)

Transferred Employees	Section 7.12(b)
Transition Period	Section 1.2(oo)
Transition Services Agreement	Section 1.2(pp)
Treasury Regulations	Section 1.2(qq)
Units	Section 1.2(c)(i)
UTPCPL	Section 5.1(d)
Wells	Section 1.2(c)(i)
Willful Breach	Section 1.2(rr)
Working Interest	Section 1.2(ss)

PURCHASE AND SALE AGREEMENT
This Purchase and Sale Agreement (this “Agreement”), is dated as of September 12, 2016 (the “Execution Date”), by and among Freeport-McMoRan Oil & Gas LLC, a Delaware limited liability company (“FMOG”), Freeport-McMoRan Exploration & Production LLC, a Delaware limited liability company (“FMEP”), Plains Offshore Operations Inc., a Delaware corporation (“POOI,” and together with FMOG and FMEP, collectively, “Seller”) and Anadarko US Offshore LLC, a Delaware limited liability company (“Purchaser”). Seller and Purchaser are sometimes referred to collectively as the “Parties” and individually as a “Party.”
RECITALS:
WHEREAS, Seller is the owner of certain interests in oil and gas properties located in the Gulf of Mexico that are defined and described herein;
WHEREAS, Seller desires to sell and Purchaser desires to purchase Seller’s right, title and interest in and to those properties and rights on the terms and conditions hereinafter set forth;
WHEREAS, contemporaneously with the execution of this Agreement, Seller has caused Freeport-McMoRan Inc. to execute and deliver to Purchaser a guarantee of all of Seller’s performance and payment obligations under this Agreement (and all documents required to be executed and delivered by Seller at Closing), in form and substance substantially similar to that attached hereto as Exhibit D; and
WHEREAS, contemporaneously with the execution of this Agreement, Purchaser has caused Anadarko Petroleum Corporation to execute and deliver to Seller a guarantee of all of Purchaser’s performance and payment obligations under this Agreement (and all documents required to be executed and delivered by Purchaser at Closing), in form and substance substantially similar to that attached hereto as Exhibit E.
NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
ARTICLE 1. PURCHASE AND SALE
Section 1.1    Purchase and Sale. On the Closing Date, but effective as of the Effective Time, on the terms and conditions contained in this Agreement, Seller agrees to sell to Purchaser and Purchaser agrees to purchase, accept and pay for the Assets, provided, however, that the Assets shall not include any of the Excluded Assets and Seller expressly excepts, reserves and retains, unto itself, its Affiliates, successors and assigns, the Excluded Assets.
Section 1.2    Certain Definitions. As used herein:
(a)    “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by or is under common control with such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.
(b)    “Asset Taxes” means ad valorem, property, excise, severance, production or similar Taxes (including any interest, fine, penalty or additions to Tax imposed by a Governmental Authority in connection with such Taxes) based upon operation or ownership of the Assets or the production of Hydrocarbons therefrom but excluding, for the avoidance of doubt, (a) Income Taxes, and (b) Transfer Taxes.
(c)    “Assets” means all of Seller’s right, title, and interest in and to the following:
(i)    (A) All oil and gas leasehold interests in the oil and gas leases described on Exhibit A-1 and any ratifications, extensions and amendments thereof, whether or not the same are described on Exhibit A-1 (collectively, the “Leases”), all of the lands covered by the Leases (collectively, the “Lands”), and (B) any and all oil, gas, water, carbon dioxide, disposal or injection wells (whether producing, shut-in, temporarily abandoned, plugged and abandoned or otherwise) located on the Leases or Lands or on pooled, communitized or unitized (including any working interest units, governmental units or compulsory units) acreage that includes all or any part of the Leases (the “Wells”), including but not limited to those wells more particularly described on Exhibit A-2, together with all royalty interests, overriding royalty interests, production payments, sliding scale royalty interests, carried interests, options, farmout rights, reversionary interests, net profits interests and other rights to Hydrocarbons in place that are attributable to the Leases, Lands or Wells, together with all pools, units and other rights that arise by operation of Law or otherwise in all properties and lands unitized (including any working interest units, governmental units or compulsory units), communitized or pooled with the Leases, Lands or Wells, including but not limited to those pools or units (including any working interest units, governmental units or compulsory units) more particularly described on Exhibit A-1 (the “Units”);
(ii)    To the extent assignable (subject to compliance with Section 3.5), all currently existing contracts, agreements and instruments set forth on Schedule 1.2(c)(ii) and all currently existing contracts, agreements and instruments, whether oral or in writing, applicable to the Properties, or the purchase, sale, production, handling, processing or transportation of Hydrocarbons attributable thereto, to the extent that such contracts, agreements and instruments directly relate to the other Assets and/or will be binding on Purchaser after the Closing, including operating agreements, unitization, pooling and communitization agreements, balancing agreements, facilities or equipment leases, participation, exploration or development agreements, declarations and orders, joint venture agreements, farmin and farmout agreements, exchange agreements, transportation agreements, processing agreements, marketing agreements and licensing agreements (“Contracts”);
(iii)    To the extent assignable (subject to compliance with Section 3.5), all easements, licenses, servitudes, rights-of-way, surface leases and other rights or interests relating to the use or ownership of surface, subsurface or seabed property and structures that are used, or held for use, in connection with the ownership or operation of the Leases, Lands,

Wells, Units or Equipment, or the production, handling, processing or transportation of Hydrocarbons attributable thereto, including but not limited to those more particularly described on Exhibit A-3 (the “Easements” and together with the Leases, Lands, Wells, Real Property, Equipment and Units, the “Properties”);
(iv)    All equipment, platforms, wells, machinery, fixtures and other tangible personal and mixed property and improvements, that is located on the Properties or used, or held for use, in connection with the ownership or operation of the Properties or the production, handling, processing or transportation of Hydrocarbons attributable thereto, including (A) all facilities, gathering and processing systems, central processing equipment, platforms and any rigs or similar equipment located on such facilities or platforms or attached thereto, buildings, utility lines, completion workover riser systems, compressors, meters, tanks, pumps, motors, casing, equipment (including spars, trees, pipeline end terminations, jumpers, risers, umbilicals, control assemblies, communication equipment, supervisory control and data acquisition (SCADA) equipment and production handling equipment), machinery and tools and gathering lines, flowlines and pipelines (whether or not in use), and (B) any personal property (including all office furniture, furnishings and equipment, cell phones, mobile devices, communications software, software, computer-related hardware and other hardware, personal property and equipment owned, licensed or used by Seller with respect to the Assets, in each case used primarily by or primarily associated with one or more Transferred Employees) on or attached to such facilities or platforms (the “Equipment”), and (C) all buildings affixed to the Real Property, in each case, including but not limited to those more particularly described on Exhibit A-4;
(v)    To the extent assignable (subject to compliance with Section 3.5), all environmental and other permits, licenses, orders, authorizations, registrations, consents, franchises, and related instruments or rights granted or issued by any Governmental Authority and primarily relating to the ownership, operation or use of the Properties or Equipment (collectively, the “Permits”);
(vi)    All Hydrocarbons in and under and which may be produced and saved from or attributable to the Properties from and after the Effective Time, and all rents, issues, profits, proceeds, products, revenues and other income from or attributable thereto, and all liens and security interests in favor of Seller under any Laws or under any Contracts with respect to the sale of such Hydrocarbons, including the security interests granted under applicable Uniform Commercial Code provisions;
(vii)    All Imbalances;
(viii)    All Hydrocarbons stored in tanks as of the Effective Time and all Line Fill;
(ix)    To the extent transferable without payment of a fee or the need to obtain consent (unless such consent is obtained in accordance with Section 3.5 or Purchaser agrees to pay such fee), all domestic and foreign intellectual property and proprietary rights owned, licensed or used by Seller with respect to the Assets, including all: (a) inventions, patents, patent applications, and patent disclosures, (b) trademarks, service marks, trade dress, logos, brand names, trade names, domain names, and other indicia of origin, and all applications, registrations, and renewals in connection therewith, and all goodwill associated therewith, (c) works of authorship and other copyrightable works, copyrights, and applications, registrations, and renewals in connection therewith, (d) mask works and registrations and applications therefor, (e) rights in industrial and other protected designs and any registrations and applications therefore, (f) rights in trade secrets, know-how, and confidential business information (including such rights with respect to research and development, know-how, formulae, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, research records, records of inventions, test information, customer and supplier lists, pricing and cost information, and business and marketing plans), (g) tapes, data and program documentation and all tangible manifestations and technical information relating thereto, and (h) all rights to sue or otherwise recover for past, present and future infringements, misappropriations, dilutions, and other violations of any of the foregoing (collectively, the “Intellectual Property”);
(x)    All geological and geophysical data (including all seismic data and reprocessed data) and all logs, in each case to the extent related to the deepwater Gulf of Mexico, and that are (A) owned by Seller or its Affiliates (whether outright or as a result of such data being prepared for the joint account under any applicable joint operating agreement, unit operating agreement or other operating agreement applicable to the Assets), or (B) transferable pursuant to the terms of the Contract giving rise to Seller’s rights in such data without the payment of a fee to any Third Party or the requirement of consent by such Third Party under such Contract (unless (I) Purchaser has separately agreed to pay such fee, (II) if necessary, Purchaser has a valid license from the applicable Third Party to such data, provided that Seller shall use its commercially reasonable efforts to assist Purchaser in obtaining any such license and (III) if applicable, any required Third Party consent has been obtained) (all of the foregoing data that is transferred to Purchaser as part of the Assets, the “Seismic Data”);
(xi)    All rights, claims and causes of action to the extent, and only to the extent, that such rights, claims or causes of action are associated with the other Assets as of the Closing and relate to the Assumed Obligations; provided that, at Purchaser’s request, Seller shall use its reasonable efforts to enforce, for the benefit of Purchaser, at Purchaser’s cost and expense, any right, claim or cause of action that would otherwise be transferred hereunder but is not transferable;
(xii)    All real property set forth on Exhibit A-5 (the “Real Property”);
(xiii)    Originals (or photocopies where originals are not available) and electronic copies of all files, records, maps, information, and data of Seller or any Affiliate of Seller, whether written or electronically stored, to the extent pertaining to the ownership, operation and use of the other Assets, including: (A) land and title records (including lease files, surveys, land files, title opinions, and title curative documents); (B) well files, well logs, well information, well data bases, production records, monthly platform product and/

or producer imbalance statements, division order files, abstracts; (C) contract files, operational accounting records, Tax records (other than those relating to Income Taxes or that relate to Seller’s business generally), operational records, environmental, health and safety records, technical records, engineering data and records and production and processing records; (D) Equipment records; (E) all interpretive data, technical evaluations, technical outputs, reserve estimates, and economic estimates with respect to the Assets and (F) except to the extent prohibited by applicable Law, all employment records related to the Transferred Employees (collectively, the “Records”).
(d)    “BOEM” means and refers to the U.S. Bureau of Ocean Energy Management or any successor agency thereto.
(e)    “BSEE” means and refers to the U.S. Bureau of Safety and Environmental Enforcement or any successor agency thereto.
(f)    “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in Houston, Texas.
(g)    “Consent” means any prohibitions on assignment or requirements to obtain consents from, make any filings with or deliver any notices to, any Third Parties (including any Governmental Authority), in each case, that would be applicable in connection with the transfer of the Assets or the consummation of the transactions contemplated by this Agreement.
(h)    “Customary Post-Closing Consents” means the consents and approvals from Governmental Authorities for the assignment of the Assets to Purchaser that are customarily obtained after the assignment of properties similar to the Assets.
(i)    “Decommissioning” means all decommissioning, plugging, abandonment, dismantlement and removal activities and obligations with respect to the Properties as are required by Laws, Contracts or Easements associated with the Properties or any Governmental Authority (expressly including such activities described and defined as of the Effective Time and as may be amended thereafter, in 30 Code of Federal Regulations 250.1700 et seq.) and further including all well plugging, replugging and abandonment; dismantlement and removal of all facilities, pipelines and flowlines and other assets of any kind related to or associated with operations or activities conducted on the Properties; and site clearance, site restoration and site remediation and other activities associated therewith.
(j)    “Designated Contract” collectively means that certain Deepwater Production Handling and Operating Services Agreement between FMOG, FMEP and LLOG Exploration Offshore, L.L.C., et al, that certain Transportation Agreement for the Crown & Anchor Owners (Host Crude Flowline) between FMOG, FMEP and LLOG Exploration Offshore, L.L.C., et al and that certain Transportation Agreement for the Crown & Anchor Owners (Host Gas Flowline) between FMOG, FMEP and LLOG Exploration Offshore, L.L.C., et al, all dated effective September 9, 2016 and relating to the Marlin Platform and flowlines.

(k)    “Effective Time” means August 1, 2016 at 7:00 a.m. Central Prevailing Time, 2016.
(l)    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(m)    “ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with such Person or (ii) which together with such Person is treated as a single employer under Sections 414(b), (c), (m), (n) or (o) of the Code.
(n)    “Excluded Assets” means:
(i)    all corporate, financial, and legal records of Seller that relate to Seller’s business generally and not specifically to the Assets or that are subject to legal privilege or require a consent which has not been obtained, all Income Tax records of Seller, all books, records and files that do not relate to the Assets or solely relate to the Excluded Assets;
(ii)    all agreements, documents, records and correspondence relating to the sale of the Assets to Purchaser, or any other potential sale of the Assets;
(iii)    all audit rights arising under any Contracts with respect to the period prior to the Effective Time or related to any Retained Liabilities, except to the extent relating to any Assumed Obligation;
(iv)    Seller’s area-wide bonds, Permits and licenses or other Permits, licenses or authorizations used in the conduct of Seller’s business generally;
(v)    all rights, titles, claims and interests of Seller or any Affiliate of Seller to or under any policy or agreement of insurance or any insurance proceeds;
(vi)    other than any property described in sub-sections (iv), (x), (xi) or (xiii) in the definition of “Assets,” all office furniture, furnishings and equipment, cell phones, mobile devices, communications software, software, computer-related hardware and other hardware, personal property and equipment owned, licensed or used by Seller with respect to the Assets;
(vii)    any Contracts that constitute (A) master services agreements, blanket agreements or similar Contracts or (B) flight service agreements, drilling rig contracts, vessel agreements or similar Contracts;
(viii)    all drilling rigs, aircraft, vehicles and vessels, in each case, whether owned, leased or chartered (excluding any platform rigs that are permanently attached to or affixed to any Equipment);

(ix)    all counterclaims, cross-claims, offsets or defenses and similar rights (A) to the extent relating to any matters for which Seller has an indemnity obligation pursuant to this Agreement that has not terminated, or (B) to the extent relating to the Retained Liabilities;
(x)    all rights and causes of action arising, occurring or existing in favor of Seller or any of its Affiliates (A) to the extent relating to any of the Retained Liabilities or (B) except to the extent relating to any Assumed Obligation, with respect to any period prior to the Effective Time;
(xi)    any swap, forward, future or derivative transaction or option or other similar hedge Contracts, and all software used for trading, hedging and credit analysis;
(xii)    all claims of Seller or its Affiliates for refunds of or loss carry forwards with respect to (A) Asset Taxes or any other Taxes, in each case, paid by Seller or its Affiliates attributable to any period prior to the Effective Time, (B) Income Taxes paid by Seller or its Affiliates or (C) any Taxes attributable to the Excluded Assets;
(xiii)    all corporate names and business names, and the other Intellectual Property set forth on Schedule 1.2(n)(xiii);
(xiv)    all assets owned by McMoRan Exploration LLC or its subsidiaries;
(xv)    the instruments and information technology assets set forth on Schedule 1.2(n)(xv); and
(xvi)    any Assets excluded from the transactions contemplated hereby pursuant to the express terms hereof.
(o)    “Governmental Authority” means any federal, state, local or foreign government and/or any political subdivision thereof, including departments, courts, commissions, boards, bureaus, ministries, agencies or other instrumentalities, including BOEM and BSEE.
(p)    “HSR Act” means the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
(q)    “Hydrocarbons” means all crude oil, natural gas and other gas, casinghead gas, condensate, distillate, natural gas liquids and other liquid or gaseous hydrocarbons or any combination thereof and all products refined or extracted therefrom, together with all minerals produced in association with these substances.
(r)    “Imbalance” means over-production or under-production or over-deliveries or under-deliveries with respect to Hydrocarbons produced from or allocated to the Properties, to the extent subject to an imbalance or make-up obligation, regardless of whether such over-production or under-production or over-deliveries or under-deliveries arise at a platform, wellhead, pipeline, gathering system, plant, transportation, receipt point, delivery point or other location (excluding any imbalances attributable to royalties payable in kind to BOEM or BSEE) and regardless of whether the same arises under contract, by operation of Law or otherwise; provided that “Imbalance” does not include any Excluded Assets.
(s)    “Income Taxes” means any income tax measured by or imposed on the net income, profits, revenue, capital gains, or similar measure or any franchise or similar tax imposed by a state on a person’s gross or net income and/or capital for the privilege of engaging in business in that state.
(t)    “JIB” means any joint interest billing that is issued to, or by, Seller, or any of its successors or assigns under any Contract that constitutes a joint operating agreement or unit operating agreement.
(u)    “JIB Credit” means any credit to which Seller or any of its successors or assigns is entitled pursuant to any JIB.
(v)    “JIB Expenses” means any cost or expenditure to be discharged by Seller or any of its successors or assigns pursuant to any JIB; provided, however, that for the purposes of this Agreement, including Section 1.3(g), Asset Taxes shall not be treated as JIB Expenses, and responsibility for such Taxes shall instead be allocated pursuant to Section 7.6(a) of this Agreement.
(w)    “Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments, principles of common law, rules or regulations and codes promulgated, issued or enacted by Governmental Authorities.
(x)    “Letter of Attornment” means the letter of attornment in substantially the form attached hereto as Exhibit I.
(y)    “Liabilities” means any and all claims, demands, suits, causes of actions, regulatory action, payments, charges, judgments, assessments, liabilities, losses, damages, penalties, fines, settlements or costs and expenses (including consequential and indirect damages to the extent incurred to a Third Party), including any attorneys’ fees, costs of investigation, defense, litigation, arbitration or other expenses incurred in connection therewith and including liabilities, costs, losses and damages for personal injury or death, property damage, contractual claims (including contractual indemnity claims), torts, or otherwise.
(z)    “Line Fill” means the volume of Hydrocarbons owned by Seller or allocated to Seller (a) which is contained in any gathering lines or pipelines owned by Seller and included in the Assets, to the extent attributable to the respective Property or (b) which is required to be maintained as line fill in any Third Party gathering lines or pipelines.
(aa)    “Marlin Platform” means the production platform owned by Seller in Viosca Knoll Block 915, located offshore Louisiana in the Gulf of Mexico.
(bb)    “Net Revenue Interest” means, with respect to any Well or Lease, the interest in and to all Hydrocarbons produced, saved and sold from or allocated to such Well or Lease, after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by production of Hydrocarbons.
(cc)    “Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority or any other entity.
(dd)    “POOI Agreements” means the agreements set forth on Exhibit C.
(ee)    “Preferential Right” means any (i) preferential purchase rights, rights of first refusal or similar rights or (ii) rights of first offer, tag-along rights, drag-along rights or other similar rights, in each case of clause (i) and (ii) above, that are applicable to the transfer of the Assets in connection with the transactions contemplated hereby.
(ff)    “Representatives” means any Party’s Affiliates and their respective officers, employees, agents, accountants, attorneys, investment bankers, consultants and other authorized representatives.
(gg)    “Seller Plans” means each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not covered by ERISA), employment, consulting, severance, change in control or other similar contract, arrangement or policy (written or oral) and each plan, contract, arrangement, program, agreement, understanding or commitment (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, severance, retention, change in control, covenants of non-compete or nondisclosure, restrictive covenants, vacation benefits, retirement benefits, life, health, welfare, medical, dental, disability or accident benefits (including any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits), fringe benefits, bonus, or for deferred compensation, profit-sharing bonuses, stock options, stock bonus, stock appreciation rights, phantom stock rights, stock purchases, annual or long-term cash or stock-based incentive compensation, loan or loan guarantee, base pay or other forms of incentive compensation or post-retirement insurance, compensation or benefits and which is sponsored, funded, administered, entered into, maintained, contributed to by Seller or any of its ERISA Affiliates, on behalf of any Employee.
(hh)    “Seller Taxes” means (a) all Income Taxes imposed by any Law on Seller, or any of its direct or indirect owners or Affiliates, (b) Asset Taxes allocable to Seller pursuant to Section 7.6(a) (taking into account, and without duplication of, (i) such Asset Taxes effectively borne by Seller as a result of the adjustments to the Purchase Price made pursuant to Sections 2.2 or 9.4, as applicable, and (ii) any payments made from one Party to the other in respect of Asset Taxes pursuant to Section 7.6(b)), (c) any Taxes imposed on or with respect to the ownership or operation of the Excluded Assets or that are attributable to any asset or business of Seller that is not part of the Assets, and (d) any and all Taxes (other than the Taxes described in clause (a), (b) or (c) of this definition) imposed on or with respect to the ownership or operation of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom for any Tax period (or portion thereof) ending before the Effective Time; provided, however, that Seller Taxes shall not include (x) any Transfer Taxes and (y) any Taxes resulting from any action or omission of, or transaction entered into by, Purchaser or any of its Affiliates after the Closing.

(ii)    “Straddle Period” means any Tax period beginning before and ending after the Effective Time.
(jj)    “Tax” means all taxes, assessments, duties, levies, imposts, or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profit, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental (including taxes under Code Section 59A), alternative minimum, add-on, value-added, withholding (including backup withholding) and other taxes, assessments, duties, levies, imposts or other similar charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any Governmental Authority, penalties and interest.
(kk)    “Tax Return” means any report, return, election, document, estimated Tax filing, declaration or other filing required to be provided to any Taxing Authority, including any amendments thereof.
(ll)    “Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the Governmental Authority (if any) charged with the collection of such Tax.
(mm)    “Third Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.
(nn)    “Third Party Acquisition” means the occurrence of any acquisition, directly or indirectly, in one or a series of related transactions of the Assets (or any portion thereof) by purchase, oil and gas lease, sublease, merger, tender offer, consolidation, business combination or otherwise by any Person other than Purchaser.
(oo)    “Transition Period” means the period of time that coincides with the term of the Transition Services Agreement.
(pp)    “Transition Services Agreement” means a transition services agreement between Seller and/or certain of its Affiliates and Purchaser, in substantially the form attached hereto as Exhibit H.
(qq)    “Treasury Regulations” means the final, temporary or proposed Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).
(rr)    “Willful Breach” means, with respect to any Party, that such Party willfully or intentionally breaches in any material respect (by refusing to perform or taking an action prohibited) any material pre-Closing covenant applicable to such Party or that such Party willfully or intentionally causes any condition to Closing set forth in Article 8 applicable to such Party not to be satisfied. For clarity, if a Party is obligated hereunder to use its commercially reasonable efforts to perform an action or to achieve a result, the failure to use such commercially reasonable efforts would constitute a willful and intentional breach of this Agreement; provided that the requirement to use commercially reasonable efforts shall not include a requirement to pay any money or give anything of value to any Third Party.
(ss)    “Working Interest” with respect to any Property, means the interest in and to such Property that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Property, but without regard to the effect of any royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by production of Hydrocarbons.
Section 1.3    Effective Time; Proration of Costs and Revenues.
(a)    Possession of the Assets shall be transferred from Seller to Purchaser at the Closing, but certain financial benefits and burdens in respect of the Assets shall be transferred effective as of the Effective Time, as described below.
(b)    Purchaser shall be entitled to all production of Hydrocarbons from or attributable to the Assets on and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets on and after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Operating Expenses incurred on and after the Effective Time. Seller shall be entitled to all production of Hydrocarbons from or attributable to the Assets prior to the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Operating Expenses incurred prior to the Effective Time. “Earned” and “incurred,” as used in this Agreement, shall be interpreted in accordance with United States generally accepted accounting principles (as published by the Financial Accounting Standards Board) and Council of Petroleum Accountants Societies (COPAS) standards.
(c)    “Operating Expenses” means all operating expenses (excluding Asset Taxes or any other Taxes), including costs of insurance, capital expenditures incurred in the ownership and operation of the Assets, costs of gathering, treating, processing, compression and transportation, costs of service contracts, costs of idled equipment and overhead costs payable to Third Parties charged to the Assets under the applicable operating agreement or otherwise in the ordinary course of business. Notwithstanding anything herein to the contrary, in no event shall any Retained Liability be considered to be an Operating Expense. For the avoidance of doubt, Operating Expenses shall include operating expenses incurred in association with all existing contracts, agreements and instruments set forth on Schedule 1.2(c)(ii) and any employment-related costs or other Liabilities incurred in connection with the ownership and operation of the Assets (excluding such costs or other Liabilities that are related to Seller’s actual overhead and other general and administrative costs attributable to the Assets).
(d)    For purposes of allocating production (and accounts receivable with respect thereto), under this Section 1.3, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Assets when they pass through the pipeline flange connecting into the storage facilities on the platform located on the Lands or, if there are no such storage facilities, when they pass through the lease automated custody transfer (LACT) meters or similar meters at the point of entry into the pipelines through which they are transported from the Lands, and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Assets when they pass through the delivery point sales meters or similar meters at the point of entry into the pipelines through which they are transported from the Lands. Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings are not available. Seller shall provide to Purchaser, no later than ten (10) Business Days prior to Closing, evidence of all meter readings conducted on or about the Effective Time in connection with the Assets, together with all data necessary to support any estimated allocation, for purposes of establishing the adjustment to the Purchase Price pursuant to Section 2.2. Taxes (other than Taxes measured by gross proceeds, income, profits or capital gains), surface use fees, insurance premiums and other Operating Expenses that are paid periodically shall be prorated based on the number of days in the applicable period falling before and at or after the Effective Time, except that production, severance and similar Taxes measured by units of production shall be prorated based on the amount of Hydrocarbons actually produced, purchased or sold, as applicable, before, or at and after the Effective Time. In each case, Purchaser shall be responsible for the portion allocated to the period at and after the Effective Time and Seller shall be responsible for the portion allocated to the period before the Effective Time.
(e)    All cash amounts attributable to Operating Expenses that are received or paid prior to Closing shall be accounted for in the Preliminary Settlement Statement or Final Settlement Statement, as applicable. Such amounts that are received or paid after Closing but prior to the date of the Final Settlement Statement shall be accounted for in the Final Settlement Statement. If, after the Parties’ agreement upon the Final Settlement Statement, (i) any Party receives monies belonging to the other pursuant to the terms of this Agreement, including proceeds of production, then such amount shall, within ten (10) Business Days after the end of the month in which such amounts were received, be paid over to the proper Party, (ii) any Party pays monies for Operating Expenses which are the obligation of the other Party pursuant to the terms of this Agreement, then such other Party shall, within ten (10) Business Days after the end of the month in which the applicable invoice and proof of payment of such invoice were received, reimburse the Party which paid such Operating Expenses, (iii) a Party receives an invoice of an expense or obligation which is owed by the other Party pursuant to the terms of this Agreement, such Party receiving the invoice shall promptly forward such invoice to the Party obligated to pay the same, and (iv) an invoice or other evidence of an obligation is received by a Party, which is partially an obligation of both Seller and Purchaser pursuant to the terms of this Agreement, then the Parties shall consult with each other, and each shall promptly pay its portion of such obligation to the obligee.
(f)    Possession of any (i) cash call funds received and held by Seller as operator of the Assets but not expended pursuant to a joint operating agreement prior to Closing, and (ii) other Third Party funds being held by Seller as operator of the Assets shall be credited by Seller to Purchaser at Closing pursuant to Section 2.2(e).
(g)    JIB Expense and JIB Credit Audit. As soon as reasonably practicable following December 31, 2016, Seller and Purchaser shall, at Purchaser’s sole expense, jointly conduct a joint interest audit in accordance with each applicable joint operating agreement or unit operating agreement (the “JIB Audit”) with respect to all JIB Expenses actually paid and all JIB Credits actually received, in each case, by Seller, Purchaser or any of their respective Affiliates that are attributable to any JIB for the calendar year of 2016. If a particular operator under a joint operating agreement or unit operating agreement that constitutes a Contract is unable to support a physical audit within this timeframe, a review of activity date information provided by such operator is acceptable. With respect to any JIB Audit exceptions, (i) Seller shall control with respect to any exception attributable to any period prior to the Effective Time, and (ii) Purchaser shall control with respect to any exception attributable to any period from and after the Effective Time. Seller and Purchaser shall use commercially reasonable efforts to cooperate in the conduct of the JIB Audit. If following completion of the JIB Audit, the Parties determine that (A) (1) Seller paid any amount of JIB Expenses attributable to any period on or after the Effective Time, or (2) Purchaser received any JIB Credit attributable to any period prior to the Effective Time, then, in each case, Seller shall be entitled to reimbursement from Purchaser for such amount to the extent no Purchase Price adjustment was effected pursuant to Section 2.2 with respect to such payment of JIB Expenses or (B) (1) Purchaser paid any amount of JIB Expenses attributable to any period prior to the Effective Time, or (2) Seller received any JIB Credit attributable to any period from and after the Effective Time, then, in each case, Purchaser shall be entitled to reimbursement from Seller for such amount to the extent no Purchase Price adjustment was effected pursuant to Section 2.2 with respect to such receipt of JIB Credit. Any such post-JIB Audit reimbursement obligation owed pursuant to this Section 1.3(g) shall be made within five (5) days following completion of the JIB Audit and shall be made by means of a wire transfer of immediately available funds to a bank account designated by the Party receiving such reimbursement. Notwithstanding the foregoing, if, pursuant to the JIB Audit, it is determined that each Party owes a reimbursement amount to the other Party, the Party with the greater reimbursement obligation shall pay to the other Party, a net amount equal to such Party’s reimbursement obligation owed to the other Party reduced by the reimbursement amount owed to such Party. If following the completion of the JIB Audit, either Party disputes whether any JIB Expense or JIB Credit is attributable to any period prior to or after the Effective Time, the dispute shall be resolved by the accounting firm set forth in Section 9.4(b) or if such accounting firm is unable or unwilling to perform its obligations under this Section, such other nationally recognized independent accounting firm as may be accepted by Purchaser and Seller, for review and final determination. Purchaser shall bear the costs and expenses of the JIB Audit. Any payments made pursuant to this Section 1.3(g) shall be deemed to constitute adjustments to the Purchase Price.
ARTICLE 2. PURCHASE PRICE
Section 2.1    Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall be Two Billion Dollars ($2,000,000,000), adjusted as provided in Section 2.2.
Section 2.2    Adjustments to Purchase Price. The Purchase Price shall be adjusted as follows, without duplication:
(a)    Decreased by the aggregate amount of proceeds received by Seller or its Affiliates from the sale of Hydrocarbons which may be produced and saved from or attributable to the Properties from and after the Effective Time (less any (i) royalties, overriding royalties, net profits interests and other similar burdens payable out of the production of Hydrocarbons from the

Assets or the proceeds thereof which are not included in Operating Expenses and (ii) Asset Taxes and sales, use or similar Taxes imposed in connection therewith);
(b)    Decreased by the aggregate amount of any other proceeds received by Seller or its Affiliates attributable to the Assets with respect to the period at or after the Effective Time;
(c)    Decreased by the amount of all Taxes prorated to Seller in accordance with Section 7.6 but paid or payable by Purchaser;
(d)    To the extent that Seller is overproduced as of the Effective Time with respect to any Imbalance, decreased by an amount equal to $2.97 per mmbtu of natural gas and $40.17 per bbl of oil, or to the extent that Seller is under produced as of the Effective Time with respect to any Imbalance, increased by an amount equal to $2.97 per mmbtu of natural gas and $40.17 per bbl of oil;
(e)    Decreased by the amount of all (i) Suspense Funds, and (ii) other funds held by Seller and its Affiliates pursuant to Section 1.3(f) as of the Closing;
(f)    Increased by the amount of all Operating Expenses attributable to the Assets on and after the Effective Time which are incurred and paid by Seller excluding, however, any amounts deducted pursuant to Section 2.2(a) above;
(g)    Increased by the aggregate amount of proceeds from the sale of Hydrocarbons which may be produced and saved from or attributable to the Properties prior to the Effective Time to the extent received by Purchaser as of or after the Closing (less any (i) royalties, overriding royalties net profits interests and other similar burdens payable out of the production of Hydrocarbons from the Assets or the proceeds thereof which are not included in Operating Expenses and (ii) Asset Taxes and sales, use or similar Taxes imposed in connection therewith);
(h)    Increased by an amount with respect to all Hydrocarbons (a) produced, saved from or attributable to the Properties and stored in tanks as of the Effective Time (to the extent that the proceeds from the sale of such Hydrocarbons are received by Purchaser as of or after the Closing) and (b) the Line Fill, if any, as of the Effective Time, valued at a price of $2.97 per mmbtu of natural gas and $40.17 per bbl of oil (in each case, less any (i) royalties, overriding royalties net profits interests and other similar burdens payable out of the production of Hydrocarbons from the Assets or the proceeds thereof which are not included in Operating Expenses and (ii) Asset Taxes and sales, use or similar Taxes imposed in connection therewith);
(i)    Decreased by the amount of all Operating Expenses (including JIB Expenses) attributable to the Assets prior to the Effective Time which are due and payable by Seller to Purchaser or any of its Affiliates;
(j)    Increased by the amount of all prepaid expenses attributable to any Asset that are paid by, or on behalf of, Seller and that are attributable to the period of time after the Effective Time, including prepaid utility charges;

(k)    Increased by the amount of all Taxes prorated to Purchaser in accordance with Section 7.6 but paid or payable by Seller;
(l)    Increased by the amount of any retention bonuses paid or payable by Seller or its Affiliates to the Transferred Employees;
(m)    Increased by Six Hundred Seventy-Five Thousand Dollars ($675,000) per month for the period from the Effective Time through the Closing Date (prorated on a daily basis for any partial month) as an agreed reimbursement in lieu of Seller’s actual overhead and other general and administrative costs attributable to the Assets;
(n)    Decreased in accordance with Section 3.4;
(o)    Decreased in accordance with Section 3.5;
(p)    Decreased in accordance with Section 3.6;
(q)    Decreased in accordance with Section 4.2; and
(r)    Increased or decreased, as the case may be, by any other amount expressly provided for in this Agreement or mutually agreed to by the Parties in writing.
The Purchase Price, adjusted as set forth in this Section 2.2, shall be the “Adjusted Purchase Price.” On the Closing Date, Purchaser shall pay to Seller in immediately available funds by wire transfer to an account designated by Seller, the Adjusted Purchase Price.
Section 2.3    Effect of Purchase Price Adjustments. The adjustment described in Section 2.2(a) shall serve to satisfy, up to the amount of the adjustment, Purchaser’s entitlement under Section 1.3 to Hydrocarbon production from or attributable to the Assets between the Effective Time and the Closing and to other income, proceeds, receipts and credits earned with respect to the Assets between the Effective Time and the Closing, and Purchaser shall not have any separate rights to receive any production or income, proceeds, receipts and credits with respect to which an adjustment has been made. Similarly, the adjustments described in Section 2.2(f) shall serve to satisfy, up to the amount of the adjustment, Purchaser’s obligation under Section 1.3 to pay Operating Expenses attributable to the ownership and operation of the Assets which are incurred between the Effective Time and the Closing, and Purchaser shall not be separately obligated to pay for any Operating Expenses with respect to which an adjustment has been made.
Section 2.4    Additional Purchase Price. As additional consideration for the transfers contemplated herein, following the Closing, Purchaser shall pay to Seller, on a quarterly basis, an amount equal to 70% of all gross proceeds received by Purchaser and its Affiliates under the Designated Contract in respect of production handling fees, operating expense reimbursement and capacity and infrastructure access fees (but excluding amounts received in reimbursement for capital expenditures and any amounts received that may be reimbursable to any other parties to the Designated Contract), until the total amount paid to Seller pursuant to this Section 2.4 is equal to

One Hundred Fifty Million Dollars ($150,000,000). Payments will be made with respect to each calendar quarter in arrears, on the fifth Business Day after the expiration of each calendar quarter.
Section 2.5    Allocated Values. The “Allocated Value” for any Asset shall equal the portion of the unadjusted Purchase Price allocated to such Asset on Schedule 2.5, increased or decreased as described in this Agreement. Seller and Purchaser have accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby.
Section 2.6    Allocation of Consideration for Tax Purposes. Seller and Purchaser agree that the Purchase Price, as adjusted, and other amounts treated for U.S. federal Income Tax purposes as consideration for a sale transaction (to the extent known at such time) (collectively, the “Allocable Amount”) shall be allocated among the various Assets in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder and, to the extent allowed by applicable Laws, in a manner consistent with the Allocated Values. The initial draft of such allocations shall be prepared by Purchaser and shall be provided to Seller no later than 120 days after Closing for Seller’s review (as adjusted pursuant to this Section 2.6, the “Allocation Schedule”). Within thirty (30) days after delivery of Purchaser’s draft Allocation Schedule, Seller shall deliver to Purchaser a written report containing any changes that Seller proposes to be made in such schedule, and Purchaser shall consider such changes in good faith. The Allocation Schedule shall be updated to reflect any adjustments to the Allocable Amount. The allocation of the Allocable Amount shall be reflected on a completed Internal Revenue Service Form 8594 (Asset Acquisition Statement under Section 1060), which Form will be timely filed separately by Seller and Purchaser with the Internal Revenue Service pursuant to the requirements of Section 1060(b) of the Code. Seller and Purchaser agree not to take any position inconsistent with the allocations set forth in the Allocation Schedule unless required by applicable Law or with the consent of the other Party. Each Party shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the Allocation Schedule, and neither Party shall agree to any proposed adjustment to the allocation contained in the Allocation Schedule by any Governmental Authority without giving prior written notice to the other Party; provided, that nothing contained herein shall prevent either Party from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the allocation, and neither Party shall be required to litigate any proposed deficiency or adjustment by any Governmental Authority challenging such allocation.
Section 2.7    Withholding. Except with respect to any Tax imposed with respect to bulk sales, bulk transfer or similar Laws of any jurisdiction that may be applicable with respect to the sale of any or all of the Assets to Purchaser, each Party shall be entitled to deduct and withhold from the consideration otherwise payable to another Party pursuant to this Agreement such amounts as such Party is required to deduct and withhold under the Code or any other Law respecting Taxes, in each case, with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Party in respect of whom such deduction and withholding was made.
ARTICLE 3. TITLE MATTERS
Section 3.1    Title.

(a)    Seller represents and warrants to Purchaser that Seller’s title to the Leases, Wells and Equipment as of the Effective Time is Defensible Title (as defined in Section 3.2).
(b)    The Conveyance shall contain a special warranty of title against every Person lawfully claiming or to claim the Assets or any part thereof by, through and under Seller, but not otherwise, subject to Permitted Encumbrances, but shall otherwise be without warranty of title, express, implied or statutory, except that the Conveyance shall transfer to Purchaser all rights or actions on title warranties given or made by Seller’s predecessors (other than Affiliates of Seller), to the extent Seller may legally transfer such rights.
(c)    This Article 3 and the special warranty of title contained in the Conveyance shall provide Purchaser’s exclusive remedy in respect of Title Defects, and Seller makes no other representation or warranty, express, implied, statutory or otherwise, with respect to Seller’s title to any of the Properties.
(d)    The representation and warranty in Section 3.1(a) shall terminate as of the Claim Date and shall have no further force and effect thereafter, provided there shall be no termination of Purchaser’s or Seller’s rights under Section 3.4 with respect to any bona fide Title Defect or Title Benefit claim properly reported on or before the Claim Date.
Section 3.2    Definition of Defensible Title. As used in this Agreement, the term “Defensible Title” means that title to the Assets of Seller which, subject to Permitted Encumbrances:
(a)    entitles Seller to receive throughout the duration of the productive life of any Property not less than the Net Revenue Interest shown in Exhibit A-1 for such Property except decreases in connection with those operations in which Seller may be a nonconsenting co-owner (to the extent permitted by this Agreement), decreases resulting from the establishment or amendment of pools or units (to the extent permitted by this Agreement), and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past underdeliveries;
(b)    obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, each Property not greater than the Working Interest shown in Exhibit A-1 for such Property without increase throughout the productive life of such Property except increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements and increases that are accompanied by at least a proportionate increase in Seller’s Net Revenue Interest in such Property; and
(c)    is free and clear of all Encumbrances other than Permitted Encumbrances.
As used in this Agreement, the term “Encumbrance” means any lien, mortgage, pledge, charge, encumbrance, irregularity or other defect (including a discrepancy or error in Net Revenue Interest or Working Interest as set forth in Exhibit A-1; but excluding any Environmental Defect), and the term “Title Defect” means any Encumbrance, discrepancy or other matter that causes a breach of Seller’s representation and warranty in Section 3.1(a). As used in this Agreement, the term “Title Benefit” shall mean any right, circumstance or condition that, operates to increase the Net Revenue

Interest of Seller in any Property above that shown on Exhibit A-1, without causing a greater than proportionate increase in Seller’s Working Interest above that shown in Exhibit A-1.
Section 3.3    Definition of Permitted Encumbrances. As used herein, the term “Permitted Encumbrances” means any or all of the following:
(a)    Lessors’ royalties and any overriding royalties, reversionary interests and other burdens to the extent that they do not, individually or in the aggregate, (i) reduce Seller’s Net Revenue Interests in any Property below that shown in Exhibit A-1 or (ii) increase Seller’s Working Interest in any Property above that shown in Exhibit A-1 without at least a proportionate increase in the Net Revenue Interest;
(b)    All Contracts, to the extent that they do not, individually or in the aggregate, (i) reduce Seller’s Net Revenue Interests in any Property below that shown in Exhibit A-1 or (ii) increase Seller’s Working Interest in any Property above that shown in Exhibit A-1 without at least a proportionate increase in the Net Revenue Interest;
(c)    Preferential Rights and similar contractual provisions;
(d)    Consents with respect to which waivers or consents are obtained by Seller from the appropriate parties prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer or any Assets subject to Consents that are transferred at Closing to Purchaser pursuant to Section 3.5(h);
(e)    Liens for current Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions and for which adequate reserves have been established in accordance with generally accepted accounting principles (“GAAP”);
(f)    Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law);
(g)    All consents to assignment and Customary Post-Closing Consents;
(h)    The terms and conditions of this Agreement or any agreement contemplated to be executed pursuant to this Agreement;
(i)    Rights of reassignment arising upon intention to abandon or release the Leases, or any of them, to the extent that such rights have not been triggered;
(j)    Easements, rights-of-way, servitudes, equipment, pipelines, utility lines, structures and other rights in respect of surface and subsurface operations not involving the extraction of Hydrocarbons which, in each case, do not materially impair the operation or use of the Properties as currently operated and used;
(k)    Liens created under Leases or Contracts or by operation of Law in respect of obligations that are not yet due;

(l)    All applicable Laws and all rights reserved to or vested in any Governmental Authority: (i) to control or regulate any Property in any manner or to assess Taxes with respect to any Property; (ii) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any Property; (iii) to use such property; or (iv) to enforce any obligations or duties affecting the Properties to any Governmental Authority with respect to any franchise, grant, license or permit, in each case, in a manner which does not (A) individually or in the aggregate, (I) reduce Seller’s Net Revenue Interests in any Property below that shown in Exhibit A-1 or (II) increase Seller’s Working Interest in any Property above that shown in Exhibit A-1 without at least a proportionate increase in the Net Revenue Interest, or (B) materially impair the operation or use of the Properties as currently operated and used;
(m)    Such defects or irregularities in the Working Interests or Net Revenue Interests in the Properties resulting from the failure to file any assignment or other transfer instrument in Seller’s chain of title in the records of any adjoining county or parish, so long as the instrument in question is filed with the BOEM;
(n)    Matters that would otherwise be Title Defects but that Purchaser waives in writing;
(o)    Any Encumbrance on or affecting the Leases which is discharged by Seller at or prior to Closing;
(p)    Imbalances;
(q)    Terms and conditions of Permits affecting the Properties and any other rights reserved to or vested in a Governmental Authority having jurisdiction to control or regulate a Property in any manner whatsoever, and all Laws of such Governmental Authorities, to the extent, individually or in the aggregate, such terms, conditions and rights would not reasonably be expected to (A) (I) reduce Seller’s Net Revenue Interests in any Property below that shown in Exhibit A-1 or (II) increase Seller’s Working Interest in any Property above that shown in Exhibit A-1 without at least a proportionate increase in the Net Revenue Interest, or (B) materially impair the operation or use of the Properties as currently operated and used; and
(r)    Any matters expressly described on Exhibit A-1.
Section 3.4    Notice of Title Defects; Defect Adjustments.
(a)    To assert a claim with respect to a Title Defect, Purchaser must deliver a claim notice to Seller on or before the date that is no later than forty-five (45) days after the Execution Date (the “Claim Date”). Such notice shall be in writing and shall include (i) a description of the alleged Title Defect(s), (ii) the Assets affected (the “Title Defect Property”), (iii) the Allocated Values of the applicable Title Defect Property, (iv) the amount by which Purchaser reasonably believes the Allocated Values of those Title Defect Properties are reduced by the alleged Title Defect(s) and (v) such supporting documentation as is in Purchaser’s control or possession and reasonably necessary for Seller to verify the existence of the alleged Title Defect. Subject to Purchaser’s rights under the special warranty of title to be included in the Conveyance, Purchaser shall be deemed to have waived any Title Defect of which Seller has not been given notice on or before the Claim Date.
(b)    Seller shall have the right, but not the obligation, to deliver a notice to Purchaser on or before the Claim Date with respect to each matter which, in Seller’s reasonable opinion, constitutes a Title Benefit including (i) a description of the Title Benefit, (ii) the Properties affected, (iii) the Allocated Values of the Properties subject to such Title Benefit and (iv) the amount by which Purchaser reasonably believes the Allocated Value of those Properties is increased by the Title Benefit. Seller shall be deemed to have waived all Title Benefits of which it has not given notice pursuant to this Section 3.4 on or before the Claim Date.
(c)    Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure or remove on or before the Closing Date any Title Defects of which it has been timely notified by Purchaser.
(d)    Subject to Seller’s continuing right to dispute the existence of a Title Defect or the Title Defect Amount with respect thereto, with respect to each Title Defect Property timely reported under Section 3.4(a) and not cured prior to the Closing Date pursuant to Section 3.4(c), upon the mutual agreement of the Parties, (i) such Title Defect Property shall be assigned at Closing subject to all such uncured Title Defects and the Purchase Price shall be reduced by an amount for such Title Defect Property as determined pursuant to Section 3.4(g) or Section 3.4(i) (“Title Defect Amount”), (ii) such Title Defect Property shall be retained by Seller, in which case, (A) such Assets shall be excluded from the Assets conveyed to Purchaser at Closing, (B) such Assets shall become “Excluded Assets” for all purposes hereunder, and (C) the Purchase Price shall be reduced by the Allocated Values of all such Excluded Assets or (iii) Seller shall indemnify Purchaser against all Third Party Claims resulting from such Title Defect with respect to the applicable Title Defect Property pursuant to an indemnity agreement mutually acceptable to the Parties; provided, that if the Parties are unable to mutually agree to any such remedy, then the Parties shall be deemed to have selected the option in subsection (i) above.
(e)    With respect to any Title Benefits reported under Section 3.4(b), an amount equal to the increase in the Allocated Value for the Property attributable to the Title Benefit Property relating to such Title Benefit, as determined pursuant to Section 3.4(h) or Section 3.4(i) will be the “Title Benefit Amount”. The aggregate Title Defect Amounts claimed by Purchaser shall be reduced by an amount equal to the aggregate Title Benefit Amounts (such amounts not to exceed the aggregate Title Defect Amounts) as the sole and exclusive remedy with respect to any such Title Benefits.
(f)    Subject to the special warranty of title contained in the Conveyance, Section 3.4(d) shall, to the fullest extent permitted by applicable Laws, be the exclusive right and remedy of Purchaser with respect to any Title Defect, and Purchaser hereby waives any and all other rights or remedies with respect thereto.
(g)    The Title Defect Amount resulting from a Title Defect shall be determined as follows:

(i)    if Purchaser and Seller agree on the Title Defect Amount, that amount shall be the Title Defect Amount;
(ii)    if the Title Defect is an Encumbrance which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the affected Title Defect Property;
(iii)    if the Title Defect represents a discrepancy between (A) the actual Net Revenue Interest for any Property and (B) the Net Revenue Interest stated on Exhibit A-1 for such Property, and there is a proportional decrease of the Working Interest with respect thereto, then the Title Defect Amount shall be the product of the Allocated Value for the affected Title Defect Property multiplied by a fraction, the numerator of which is the decrease between the Net Revenue Interest with respect to such Title Defect Property as stated on Exhibit A-1 and the actual Net Revenue Interest held by Seller with respect to such Title Defect Property and the denominator of which is the Net Revenue Interest stated on Exhibit A-1, provided that if the Title Defect is not effective or does not affect a Property throughout its entire term, the Title Defect Amount determined under this Section 3.4(g)(iii) shall be reduced accordingly;
(iv)    if the Title Defect represents an Encumbrance of a type not described in subsections (i), (ii) or (iii) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property so affected, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Title Defect Property, the values placed upon the Title Defect by Purchaser and Seller and such other factors as are necessary to make a proper evaluation;
(v)    notwithstanding anything to the contrary in this Article 3, (A) the aggregate Title Defect Amounts attributable to any given Title Defect Property shall not exceed the lesser of (I) the Allocated Value of such Title Defect Property and (II) the cost to cure such Title Defects and (B) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Title Defect Property for which the aggregate Title Defect Amount(s) relating thereto do not exceed Two Hundred Fifty Thousand Dollars ($250,000) (the “Individual Title Threshold”), and then only to the extent the (I) aggregate amount of all Title Defect Amounts of all such Title Defects that exceed the Individual Title Threshold, but excluding any Title Defect Amounts attributable to Title Defects cured by Seller prior to Closing, minus (II) the aggregate amount of all Title Benefit Amounts, exceeds Ten Million Dollars ($10,000,000) (the “Title Defect Deductible”), after which point any adjustments to the Purchase Price for such Title Defects shall be applicable only with respect to the Title Defect Amounts attributable to such Title Defects that are in excess of the Title Defect Deductible; and
(vi)    the Title Defect Amount with respect to a Title Defect Property shall be determined without duplication of any costs or losses (A) included in another Title Defect Amount hereunder, (B) included in any remedy for a Casualty Loss under Section 3.6, or

(C) for which Purchaser otherwise receives credit in the calculation of the Adjusted Purchase Price.
(h)    If Purchaser and Seller agree on the Title Benefit Amount, then that amount shall be the Title Benefit Amount. If Purchaser and Seller do not agree on the Title Benefit Amount, then the Title Benefit Amounts shall be determined by taking into account the Allocated Value of the Property, the portion of such Property affected by such Title Benefit, the legal effect of the Title Benefit, the potential economic effect of the Title Benefit over the life of such Property and such other reasonable factors as are necessary to make a proper evaluation.
(i)    Seller and Purchaser shall attempt to agree on the existence of Title Defects, Title Benefits, any curative matters, all Title Defect Amounts and all Title Benefit Amounts by three (3) Business Days prior to the Closing Date. If Seller and Purchaser are unable to agree by that date, a numerical average of Purchaser’s good faith estimate and Seller’s good faith estimate shall be used to determine the Closing Payment pursuant to Section 9.4(a) and the Title Defects, Title Benefits, curative matters, Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.4(i). During the 10-day period following the Closing Date, Title Defects, Title Benefits, curative matters, Title Defect Amounts and Title Benefit Amounts in dispute shall be submitted to an attorney with at least ten (10) years’ experience in Gulf of Mexico oil and gas titles as selected by mutual agreement of Purchaser and Seller or absent such agreement during the 10-day period, by the Houston, Texas office of the American Arbitration Association (the “Title Arbitrator”). The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Title Arbitrator’s determination shall be made within 30 days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the rules set forth in Sections 3.4(g) and 3.4(h) and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination. Additionally, the Title Arbitrator may consult with and engage disinterested third parties to advise the arbitrator, including title attorneys from other states and petroleum engineers. In no event shall any Title Defect Amount exceed the estimate given by Purchaser in its claim notice delivered in accordance with Section 3.4(a) and in no event shall any Title Benefit Amount exceed the estimate given by Seller, as applicable, in a claim notice delivered in accordance with Section 3.4(b). The Title Arbitrator shall act as an expert for the limited purpose of determining the existence of any Title Defect or Title Benefit, the effect of any disputed curative matters and the specific disputed Title Defect Amounts and Title Benefit Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Each Party shall bear one-half of the costs and expenses of the Title Arbitrator.
Section 3.5    Consents to Assignment and Preferential Rights to Purchase.
(a)    Promptly after the Execution Date, but in no event later than five (5) Business Days after the Execution Date, Seller shall prepare and send (i) notices in form and substance substantially similar to that attached hereto as Exhibit F and that have been approved by Purchaser in its reasonable discretion (each a “Consent Request Notice”), to the holders of any Consents set forth on Schedule 5.12 in compliance with the terms of such consents and requesting consents to the Conveyance and, to the extent applicable, an express waiver of any provision that would require the assignment of the applicable Asset subject to such Consent to be delayed until after the Closing Date, and (ii) notices in form and substance substantially similar to that attached hereto as Exhibit G and that have been approved by Purchaser in its reasonable discretion (each a “Preferential Right Notice”), to the holders of any Preferential Rights set forth on Schedule 5.12 in compliance with the terms of such rights and requesting waivers of such rights. With respect to each Consent (other than a Customary Post-Closing Consent) or Preferential Right that is not set forth on Schedule 5.12 but is discovered by Seller prior to Closing, as soon as reasonably practicable after discovery of any such Preferential Right or Consent, Seller shall prepare and send (A) a Consent Request Notice to the holders of any such Consents in compliance with the terms of such consents and requesting consents to the Conveyance and, to the extent applicable, an express waiver of any provision that would require the assignment of the applicable Asset subject to such Consent to be delayed until after the Closing Date, and (B) a Preferential Right Notice to the holders of any such Preferential Rights in compliance with the terms of such rights and requesting waivers of such rights. Seller shall provide Purchaser with a copy of all notices sent to applicable Preferential Right and Consent holders. Seller shall use commercially reasonable efforts to cause such Consents and waivers of Preferential Rights (or the exercise thereof) required to be requested pursuant to this Section 3.5(a) to be obtained and delivered prior to Closing. Purchaser shall cooperate with Seller in seeking to obtain such Consents and waivers of Preferential Rights, including providing reasonably requested financial and other information, and for the avoidance of doubt Purchaser shall not be permitted to (I) take any action intended to frustrate the receipt of any Consent or waiver or (II) to cause any contract or agreement to become an Excluded Asset by refusing to take assignment thereof or refusing to grant any Consent or waiver.
(b)    Any Preferential Right must be exercised subject to all terms and conditions set forth in this Agreement. The consideration payable under this Agreement for any particular Asset for purposes of Preferential Right notices shall be the Allocated Value for such Asset.
(c)    (i) If any Preferential Right is exercised prior to Closing, or (ii) if prior to the Closing, the time period in which the holder of a Preferential Right has the right to exercise such Preferential Right has not yet expired and such holder has not waived such Preferential Right, then, in each case (A) the Assets subject to such Preferential Right shall be excluded from the Assets to be conveyed to Purchaser at Closing, (B) the Purchase Price shall be adjusted downward by the Allocated Values of the Assets so excluded and (C) subject to Section 3.5(d), such Assets so excluded shall become Excluded Assets for all purposes hereunder.
(d)    With respect to any Preferential Right described in Section 3.5(c)(i) or Section 3.5(c)(ii) above (i) if for any reason (A) the purchase and sale of the Assets covered by such Preferential Right is not or cannot be consummated with the holder of such Preferential Right in accordance with the instrument under which such Preferential Right arises, or (B) the holder of the Preferential Right is unable to satisfy the conditions to closing contained therein, or (ii) the period in which to exercise such Preferential Right has expired without the exercise thereof, then, in each case, Seller shall promptly notify Purchaser and, if less than 180 days have elapsed since the Closing Date, then, within ten (10) Business Days after Purchaser’s receipt of such notice, the Parties shall conduct an additional closing whereby Seller shall sell, assign and convey to Purchaser, and Purchaser shall purchase and accept from Seller, such previously Excluded Assets (1) for the amount by which the Purchase Price was reduced at the initial Closing with respect to such Excluded Assets (subject to any applicable adjustments contained in Section 2.2 with respect to such Excluded Assets and any applicable closing conditions), (2) pursuant to an instrument in substantially the same form as the Conveyance, except the “Closing Date” with respect to any such Excluded Asset shall mean the date of assignment of such Excluded Asset from Seller to Purchaser, and (3) thereafter, such previously Excluded Assets shall become Assets for all purposes hereunder.
(e)    All Assets for which any applicable Preferential Right has been waived, or as to which the period to exercise the applicable Preferential Right has expired without the applicable Preferential Right having been validly exercised, in each case, prior to Closing, shall be transferred to Purchaser at Closing pursuant to the provisions of this Agreement. With respect to any Preferential Right, until the Assets subject to such Preferential Right are transferred to Purchaser pursuant to the provisions of this Agreement, Seller shall control any dispute between Seller and a holder of a Preferential Right with respect to such Preferential Right.
(f)    If Seller fails to obtain a Consent prior to Closing and (i) the failure to obtain such Consent would cause (A) the assignment of the Assets affected thereby to Purchaser to be void or voidable, (B) the termination of (or the right to terminate) a Lease or other Asset under the express terms thereof, or (C) any material Liability to the transferee of such Asset, (ii) the Consent requested by Seller is denied in writing, or (iii) the Consent is required from a Governmental Authority (other than a Customary Post-Closing Consent), (x) the Assets subject to or otherwise affected by such Consent shall be excluded from the Assets to be conveyed to Purchaser at Closing, (y) the Purchase Price shall be adjusted downward by the Allocated Values of the Assets so excluded and (z) subject to Section 3.5(g), such Assets so excluded shall become Excluded Assets for all purposes hereunder; provided however that, notwithstanding the foregoing, Purchaser may elect, by written notice to Seller prior to Closing, to receive an assignment of such affected Assets (including all Assets subject to or otherwise affected by such Consent), and such Assets shall be assigned to Purchaser at Closing and shall not be Excluded Assets, and Purchaser shall indemnify Seller for all Liabilities arising out of such assignment as if such Liabilities were Assumed Obligations hereunder.
(g)    In the event that any such Consent (with respect to an Asset excluded pursuant to Section 3.5(f)) that was not obtained prior to Closing is obtained, Seller shall promptly notify Purchaser and, if less than 270 days have elapsed since the Closing Date, then, within ten (10) Business Days after Purchaser’s receipt of such notice, the Parties shall conduct an additional closing whereby Seller shall sell, assign and convey to Purchaser, and Purchaser shall purchase and accept from Seller, such previously Excluded Assets (1) for the amount by which the Purchase Price was reduced at the initial Closing with respect to such Excluded Assets (subject to any applicable adjustments contained in Section 2.2 with respect to such Excluded Assets and any applicable closing conditions), (2) pursuant to an instrument in substantially the same form as the Conveyance, except the “Closing Date” with respect to any such Excluded Asset shall mean the date of assignment of such Excluded Asset from Seller to Purchaser, and (3) thereafter, such previously Excluded Assets shall become Assets for all purposes hereunder.
(h)    If Seller fails to obtain a Consent prior to Closing and (i) the failure to obtain such Consent would not cause (A) the assignment of the Asset (or portion thereof) affected thereby to Purchaser to be void or voidable, (B) the termination of (or the right to terminate) a Lease or other Asset under the express terms thereof, or (C) any material Liability to the transferee of such Asset, (ii) such Consent requested by Seller is not denied in writing by the holder thereof, and (iii) such Consent is not required from a Governmental Authority (or is a Customary Post-Closing Consent) then, the Asset (or portion thereof) subject to such un-obtained Consent shall nevertheless be assigned by Seller to Purchaser at Closing as part of the Assets.
(i)    Prior to Closing, Seller shall use its commercially reasonable efforts to obtain all Consents required to be requested pursuant to this Section 3.5 and waivers of all Preferential Rights; in addition, following the Closing, Seller agrees to use its commercially reasonable efforts to cooperate with Purchaser to obtain any Consents and waivers of Preferential Rights that were not obtained prior to Closing, regardless of whether or not the affected Assets were excluded from the transactions at Closing.
(j)    If a Consent has not been obtained prior to Closing and Seller has otherwise complied with the provisions of this Section 3.5, Purchaser shall have no claim against Seller and Seller shall have no Liability for the failure to obtain such Consent; provided, that, upon the agreement of the Parties, the Parties shall have executed and delivered such instruments and taken such other actions as the Parties may mutually agree to carry out the intent of this Agreement and the transfer of the benefits and burdens of such Assets to Purchaser. Such instruments and actions may include the execution of back-to-back agreements to effect the transfer to Purchaser of the benefits and burdens of such Assets which Seller is obligated to perform and/or is entitled to receive, as applicable (provided that entering into such back-to-back agreements is not impracticable or does not: (x) result in a breach of any obligations under any such Assets, (y) result in a violation of Law or (z) impose a burden on Seller or Purchaser disproportionate to the benefit received by Purchaser under such Asset). In any such back-to-back agreement (whether in writing or otherwise), (i) Seller shall continue to be bound thereby and (ii) (A) Seller shall, without further consideration therefor, pay, assign and remit to Purchaser promptly all monies, rights and other considerations received in respect of such Asset, (B) Seller shall continue to operate the Assets in compliance with Section 7.3, (C) Seller shall promptly exercise or exploit the beneficial rights and options of Purchaser under such Asset at Purchaser’s request and expense, (D) if and when any such Consent shall be obtained or such an Asset shall otherwise become assignable, Seller shall promptly assign, in a manner consistent with Section 2.1, its rights and obligations under such Asset to Purchaser and Purchaser shall, without the payment of any further consideration therefor (if the Purchase Price was not reduced at the initial Closing with respect to such Asset) or in exchange for the payment by Purchaser of the amount by which the Purchase Price was reduced at the initial Closing with respect to such Excluded Asset (subject to any applicable adjustments contained in Section 2.2 with respect to such Excluded Asset), assume such rights and obligations, and (E) Purchaser shall perform and discharge fully all of the obligations of Seller thereunder after the Effective Time and indemnify Seller for all Liabilities arising out of such performance by

Purchaser as if such obligations and Liabilities were Assumed Obligations hereunder; provided, however, Purchaser shall not be required to indemnify Seller to the extent any such Liability arises from, or is attributable to (1) the gross negligence or willful misconduct of any Seller Indemnified Party or (2) Seller’s breach of any provision of this Section 3.5(j). To the extent that Seller is unable to assign an Asset with respect to which the Parties have elected that this Section 3.5(j) applies, the Parties shall use commercially reasonable efforts to continue to seek the Consent applicable to such Asset until the earlier of (I) the third anniversary of the Closing Date or (II) the date such Asset terminates in accordance with its terms or otherwise at the direction of Purchaser.
Section 3.6    Casualty or Condemnation Loss.
(a)    From the Execution Date until Closing, Seller shall provide written notice to Purchaser of any (i) physical damage to a Well or any Equipment, and any Environmental Defect resulting therefrom or arising in connection therewith, that occurs and (A) is not the result of normal wear and tear, mechanical failure or gradual structural deterioration of materials, equipment, and infrastructure, or reservoir changes or depletion due to normal production (including (1) failures arising or occurring during drilling or completing operations, (2) junked or lost holes, or (3) sidetracking or deviating a well), and (B) is a result of acts of God, fire, explosion, pipeline or gathering line failure, earthquake, hurricane, tropical storm, tropical depression, storm, windstorm or blowout or (ii) any condemnation or other taking related to any Asset that occurs (each, a “Casualty Loss”) (provided that Casualty Loss shall not include any physical damage related to Decommissioning and NORM). Such written notice shall be provided promptly upon Seller becoming aware of any Casualty Loss and shall include, to the extent known by Seller at such time, (I) a reasonably detailed description of the events leading to such Casualty Loss, (II) a description of the Equipment and/or Wells affected by such Casualty Loss and (III) Seller’s estimate of the costs to repair or replace the Equipment and/or Wells affected by such Casualty Loss.
(b)    From the Execution Date until Closing, should any Property suffer a Casualty Loss in an amount that exceeds Five Million Dollars ($5,000,000), net to Seller’s interest in the applicable Property, then (subject to Section 8.1, Section 8.2 and Section 10.1) Purchaser shall nevertheless be required to proceed to Closing and Seller may elect by written notice to Purchaser prior to Closing to either (A) require Seller, at Seller’s sole cost, expense and Liability (to the extent Purchaser does not otherwise own an interest in such Property), to repair or restore (or cause to be repaired or restored, including debris and wreck removal to the extent required by applicable Law) any such Property affected by such Casualty Loss to a quality and condition comparable to that existing with respect to such Property immediately before such Casualty Loss, as promptly as reasonably practicable (which work may extend after the Closing Date, so long as Seller is diligently pursuing such repairs or restoration activities but not longer than one hundred eighty (180) Days after the Closing Date unless mutually acceptable to the Parties), (B) reduce the Purchase Price by an amount that would be necessary to repair or restore (or cause to be repaired or restored, including debris and wreck removal to the extent required by applicable Law) any such Property affected by such Casualty Loss to a quality and condition comparable to that existing with respect to such Equipment or Well immediately before such Casualty Loss, or (C) (I) cause the Property affected by such Casualty Loss to be excluded from the Assets to be conveyed to Purchaser at Closing, (II)

have such excluded Asset (or portion thereof) to be an “Excluded Asset” for all purposes hereunder, and (III) reduce the Purchase Price by the Allocated Value of such Excluded Asset.
(c)    Seller and Purchaser shall attempt to agree on the amount of the costs and expenses associated with Casualty Losses prior to Closing. If Seller and Purchaser are unable to reach an agreement by Closing, then a numerical average of Purchaser’s good faith estimate and Seller’s good faith estimate thereof shall be used at the Closing and either Party may initiate binding arbitration in accordance with Section 4.2(g) within the 10-day period following the Closing Date to resolve the amount of the costs and expenses associated with Casualty Losses.
ARTICLE 4. ENVIRONMENTAL DEFECTS
Section 4.1    Definition of Environmental Defect.
(a)    As used in this Agreement, the term “Environmental Defect” means an individual existing condition of an Asset or of the soil, sub-surface, surface waters, groundwaters, sea, seafloor, atmosphere, natural resources or other environmental medium, wherever located, associated with the ownership or operation of an Asset (including the presence or release of waste, Hazardous Substances or Hydrocarbons), that, in each case (i) is not in compliance with (or causes Seller, with respect to an Asset, not to be in compliance with) Environmental Laws or with the terms of the Leases, Easements, Permits or Contracts, (ii) relates to any environmental pollution, contamination, degradation, damage or injury caused by or associated with an Asset for which Remediation or other corrective action is required, or (iii) otherwise requires or would require, if known (A) reporting to a Governmental Authority, and/or (B) investigation or Remediation in accordance with Environmental Laws or under the terms of the Leases, Easements, Permits or Contracts, provided that an “Environmental Defect” shall not include NORM or Decommissioning (except to the extent constituting a violation of Environmental Laws related to on-going or previous Decommissioning activities), and shall not include any condition which would otherwise be an Environmental Defect to the extent such condition affects an Asset operated by Purchaser or one of its Affiliates and (x) such condition arose prior to the Execution Date, or (y) such condition was caused by the gross negligence or willful misconduct of Purchaser or its Affiliates.
(b)    As used in this Agreement, the term “Environmental Laws” means all Laws, including common law, and relating to the protection of the environment, natural resources, or threatened or endangered species, pollution, or its impacts on human health or safety, including the following federal statutes (and any regulations promulgated pursuant thereto), all as amended: the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Clean Air Act, the Marine Mammal Protection Act, the Endangered Species Act, the Outer Continental Shelf Lands Act (to the extent related to Hazardous Substances), the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Oil Pollution Act, the Emergency Planning and Community Right-to-Know Act, the Safe Drinking Water Act and the National Environmental Policy Act and all applicable related Laws of any Governmental Authority having jurisdiction over the property in question addressing pollution or the environment and all regulations implementing the foregoing. The term “Environmental Laws” does not include good or desirable operating practices or standards that may be employed or adopted by other oil and gas well operators or recommended by a Governmental Authority.
(c)    As used in this Agreement, the term “Hazardous Substances” means any pollutants, contaminants, toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of Liability under, any Environmental Laws, including NORM and other substances referenced in Section 4.2(h) and any released Hydrocarbons.
(d)    As used in this Agreement, the terms “Remediation” or “Remediate” mean, with respect to an Environmental Defect, the implementation and completion of any remedial, removal, response, construction, closure, disposal, restoration or other corrective actions, including monitoring, required under Environmental Laws to correct or remove such Environmental Defect or under the terms of the Leases, Easements, Permits or Contracts, using the most cost-effective response that would be selected by a reasonable and prudent operator and that is reasonably expected to appropriately address such requirement.
(e)    As used in this Agreement, the term “Remediation Amount” means, with respect to an Environmental Defect the cost of the Remediation of such Environmental Defect, net to Seller’s interest.
Section 4.2    Notice of Environmental Defects; Defect Adjustments.
(a)    To assert a claim associated with any Environmental Defect, Purchaser must deliver a claim notice to Seller on or before the Claim Date. Such notice shall be in writing and shall include (i) a description of the matter constituting the alleged Environmental Defect(s), (ii) the Assets affected (the “Environmental Defect Property”), (iii) a calculation of the Remediation Amount that Purchaser asserts is attributable to such alleged Environmental Defect(s), (iv) the Allocated Value of the applicable Environmental Defect Property and (v) such supporting documentation as is in Purchaser’s control or possession and reasonably necessary for Seller to verify the existence of the alleged Environmental Defect. Except as indicated otherwise in Section 4.2(d), Purchaser shall be deemed to have waived all Environmental Defects of which Seller has not been given notice under this Section 4.2(a) on or before the Claim Date.
(b)    Seller shall have the right, but not the obligation, to attempt, at its sole cost, to Remediate on or before the Closing Date any Environmental Defects of which it has been notified by Purchaser.
(c)    Subject to Seller’s continuing right to dispute the existence of such Environmental Defect and/or the Remediation Amount asserted with respect thereto, with respect to each Environmental Defect Property reported under Section 4.2(a) and not cured prior to the Closing Date pursuant to Section 4.2(b), such Environmental Defect Property shall, by the mutual agreement of the Parties, either (i) be assigned at Closing subject to all such uncured Environmental Defects and the Purchase Price shall be reduced by an amount for such Environmental Defect Property by the Remediation Amount, or (ii) be retained by Seller, in which case, (A) such Assets shall be excluded from the Assets conveyed to Purchaser at Closing, (B) such Assets shall become

“Excluded Assets” for all purposes hereunder, and (C) the Purchase Price shall be reduced by the Allocated Values of all such Excluded Assets, provided, that if the Parties are unable to mutually agree to any such remedy, then (I) if the Remediation Amount is less than Fifty Million Dollars ($50,000,000), the Parties shall be deemed to have selected the option in subsection (i) above, or (II) if the Remediation Amount is greater than or equal to Fifty Million Dollars ($50,000,000), the Parties shall be deemed to have selected the option in subsection (ii) above.
(d)    Subject to Section 3.6, Section 5.6, Section 5.14 (to the extent, and only to the extent, related to any Wells that are not set forth on Exhibit A-2) and Article 11, Section 4.2(c) shall, to the fullest extent permitted by applicable Laws, be the exclusive right and remedy of Purchaser with respect to Environmental Defects; provided, however, that Purchaser hereby waives any and all rights and remedies, and Seller shall not have any obligations under this Agreement (including under Section 5.6, Section 5.14 and Article 11) with respect to any Environmental Defects or other environmental condition to the extent (i) existing prior to the Claim Date, (ii) Purchaser had knowledge thereof on or prior to the Claim Date, and (iii) not asserted by Purchaser pursuant to the procedures set forth in this Section 4.2 (and, for the avoidance of doubt, Purchaser’s rights and remedies, and Seller’s obligations, for any Environmental Defect or other environmental condition asserted by Purchaser pursuant to the procedures set forth in this Section 4.2 on or prior to the Claim Date shall be limited to those set forth in this Section 4.2).
(e)    Notwithstanding anything to the contrary in this Article 4, in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Environmental Defect Property for which the aggregate Remediation Amount(s) relating thereto do not exceed Three Hundred Fifty Thousand Dollars ($350,000) (the “Individual Environmental Threshold”), and then only to the extent the aggregate amount of all Remediation Amounts of all Environmental Defects that exceed the Individual Environmental Threshold, but excluding any Remediation Amount attributable to any Environmental Defects cured by Seller prior to the Closing, exceeds Ten Million Dollars ($10,000,000) (the “Environmental Defect Deductible”), after which point any adjustments to the Purchase Price for such Environmental Defects shall be applicable only with respect to the Remediation Amounts attributable to such Environmental Defects that are in excess of the Environmental Defect Deductible.
(f)    The Remediation Amount with respect to an Environmental Defect Property shall be determined without duplication of any costs or losses (i) included in another Remediation Amount hereunder, (ii) included in any remedy for a Casualty Loss under Section 3.6, or (iii) for which Purchaser otherwise receives credit in the calculation of the Adjusted Purchase Price.
(g)    Seller and Purchaser shall attempt to agree on the existence of Environmental Defects, any Remediation matters and all Remediation Amounts by three (3) Business Days prior to the Closing Date. If Seller and Purchaser are unable to agree by that date, a numerical average of Purchaser’s good faith estimate and Seller’s good faith estimate shall be used to determine the Closing Payment pursuant to Section 9.4(a), and the Environmental Defects, Remediation matters and Remediation Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 4.2(g). During the 10-day period following the Closing Date, Environmental Defects,

Remediation matters and Remediation Amounts in dispute shall be submitted to an environmental consultant with at least ten (10) years’ experience in Gulf of Mexico oil and gas environmental issues as selected by mutual agreement of Purchaser and Seller or absent such agreement during the 10-day period, by the Houston, Texas office of the American Arbitration Association (the “Environmental Arbitrator”). The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Environmental Arbitrator’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in Section 4.1 and Section 4.2 and may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. Additionally, the Environmental Arbitrator may consult with and engage disinterested third parties to advise the arbitrator, including environmental attorneys from other states and petroleum engineers. In no event shall any Remediation Amount exceed the estimate given by Purchaser in its claim notice delivered in accordance with Section 4.2(a). The Environmental Arbitrator shall act as an expert for the limited purpose of determining the existence of any Environmental Defect, the effect of any disputed Remediation matters, or the specific disputed Remediation Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Each Party shall bear one-half of the costs and expenses of the Environmental Arbitrator.
(h)    NORM, Wastes and Other Substances. Purchaser acknowledges that the Properties have been used for exploration, development, and production of oil and gas and that there may be petroleum, produced water, wastes or other substances or materials located in, on or under the Properties or associated with the Properties. Equipment and sites included in the Properties may contain asbestos, NORM or other Hazardous Substances. NORM may affix or attach itself to the inside of wells, materials and equipment as scale, or in other forms. The wells, materials and equipment located on the Properties or included in the Properties may contain NORM and other wastes or Hazardous Substances. NORM containing material and/or other wastes or Hazardous Substances may have come in contact with various environmental media, including water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation, or disposal of environmental media, wastes, asbestos, NORM and other Hazardous Substances from the Properties.
ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF SELLER
Section 5.1    Disclaimers.
%3. Except as and to the extent expressly set forth in Section 3.1(a) and this Article 5 or in the certificate of Seller to be delivered pursuant to Section 9.2(i) or in the Conveyance, Purchaser acknowledges and agrees that (i) Seller makes no representations or warranties, express or implied, and (ii) Seller expressly disclaims all Liability and responsibility for any representation, warranty, statement or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants or representatives (including any opinion, information, projection or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, Representative or advisor of Seller or any of its Affiliates), and Purchaser irrevocably waives (on behalf of itself, its Affiliates and their successors and assigns) any and all Liabilities it or they may have against Seller or its Affiliates associated with the same.
(a)    EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN SECTION 3.1(a) OR THIS ARTICLE 5 OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 9.2(i) OR IN THE CONVEYANCE, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PURCHASER ACKNOWLEDGES AND AGREES THAT SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE ASSETS, INCLUDING AS TO (i) TITLE TO ANY OF THE ASSETS, (ii) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (iii) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (iv) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (v) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, (vi) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, OR (vii) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE. EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN SECTION 3.1(a) OR THIS ARTICLE 5 OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 9.2(i) OR IN THE CONVEYANCE OR AS OTHERWISE SET FORTH IN ARTICLE 11, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PURCHASER ACKNOWLEDGES AND AGREES THAT THE ASSETS ARE BEING ASSIGNED AND CONVEYED TO PURCHASER “AS-IS, WHERE-IS,” WITH ALL FAULTS AND DEFECTS IN THEIR PRESENT CONDITION AND STATE OF REPAIR, WITHOUT RECOURSE.
(b)    PURCHASER EXPRESSLY WAIVES THE WARRANTY OF FITNESS FOR INTENDED PURPOSES OR GUARANTEE AGAINST HIDDEN OR LATENT REDHIBITORY VICES UNDER LOUISIANA LAW, INCLUDING LOUISIANA CIVIL CODE ARTICLES 2520 THROUGH 2548, AND THE WARRANTY IMPOSED BY LOUISIANA CIVIL CODE ARTICLE 2475; WAIVES ALL RIGHTS IN REDHIBITION PURSUANT TO

LOUISIANA CIVIL CODE ARTICLES 2520, ET SEQ.; OR FOR RESTITUTION OR OTHER DIMINUTION OF THE PURCHASE PRICE; ACKNOWLEDGES THAT THIS EXPRESS WAIVER SHALL BE CONSIDERED A MATERIAL AND INTEGRAL PART OF THIS SALE AND THE CONSIDERATION THEREOF; AND ACKNOWLEDGES THAT THIS WAIVER HAS BEEN BROUGHT TO THE ATTENTION OF PURCHASER AND EXPLAINED IN DETAIL AND THAT PURCHASER HAS VOLUNTARILY AND KNOWINGLY CONSENTED TO THIS WAIVER.
(c)    IT IS THE INTENTION OF THE PARTIES THAT PURCHASER'S RIGHTS AND REMEDIES WITH RESPECT TO THIS TRANSACTION AND WITH RESPECT TO ALL ACTS OR PRACTICES OF SELLER, PAST, PRESENT OR FUTURE, IN CONNECTION WITH THIS TRANSACTION SHALL BE GOVERNED BY LEGAL PRINCIPLES OTHER THAN THE TEXAS DECEPTIVE TRADE PRACTICES--CONSUMER PROTECTION ACT, TEX. BUS. & COM. CODE ANN. § 17.41 ET SEQ. (THE “DTPA”) OR THE LOUISIANA UNFAIR TRADE PRACTICES AND CONSUMER PROTECTION LAW, LA. R.S. 51:1402, ET SEQ. (THE “UTPCPL”). AS SUCH, PURCHASER HEREBY WAIVES THE APPLICABILITY OF THE DTPA AND THE UTPCPL TO THIS TRANSACTION AND ANY AND ALL DUTIES, RIGHTS OR REMEDIES THAT MIGHT BE IMPOSED BY THE DTPA AND/OR THE UTPCPL, WHETHER SUCH DUTIES, RIGHTS AND REMEDIES ARE APPLIED DIRECTLY BY THE DTPA OR THE UTPCPL ITSELF OR INDIRECTLY IN CONNECTION WITH OTHER STATUTES; PROVIDED, HOWEVER, PURCHASER DOES NOT WAIVE § 17.555 OF THE DTPA. PURCHASER ACKNOWLEDGES, REPRESENTS AND WARRANTS THAT IT IS PURCHASING THE GOODS AND/OR SERVICES COVERED BY THIS AGREEMENT FOR COMMERCIAL OR BUSINESS USE; THAT IT HAS ASSETS OF $5 MILLION OR MORE ACCORDING TO ITS MOST RECENT FINANCIAL STATEMENT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES; THAT IT HAS KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT ENABLE IT TO EVALUATE THE MERITS AND RISKS OF A TRANSACTION SUCH AS THIS; AND THAT IT IS NOT IN A SIGNIFICANTLY DISPARATE BARGAINING POSITION WITH SELLER.
(d)    The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Assets to Purchaser.
(e)    Any representation (i) “to the knowledge of Seller” or “to Seller’s knowledge” is limited to matters within the actual knowledge (with duty of Due Inquiry) of the Persons listed on Schedule 5.1(f)(i), or (ii) “to the knowledge of Purchaser” or “to Purchaser’s knowledge” is limited to matters within the actual knowledge (with duty of Due Inquiry) of Persons listed on Schedule 5.1(f)(ii).
(f)    “Due Inquiry” means (i) with respect to any matter relating to any Asset for which such Party or its Affiliates does not serve as operator thereof, reasonable inquiry of the operator of such Assets, and (ii) with respect to any other matter, reasonable inquiry by each Person listed on Schedule 5.1(f)(i) or Schedule 5.1(f)(ii), as applicable, of such Person’s directly reporting subordinate personnel who would be reasonably expected to have knowledge of the relevant subject matter.
(g)    “Material Adverse Effect” means any change, effect, event, occurrence, condition or fact (for the purposes of this definition, each, an “event”) (whether foreseeable or not and whether covered by insurance or not) that has had or would be reasonably likely to have, individually or in the aggregate with any other event or events, a material adverse effect (i) on the ownership, operation or financial condition of the Assets, taken as a whole as currently operated as of the Execution Date or (ii) upon the ability of Seller to consummate the transactions contemplated in this Agreement; provided, however, that Material Adverse Effect shall not include such material adverse effects resulting from: (A) entering into this Agreement or the announcement or consummation of the transactions contemplated by this Agreement, including the identity of Purchaser; (B) changes generally affecting the international, national, regional or local general market, economic, financial or political conditions (including changes in commodity prices, fuel supply or transportation markets, or interest rates) in the United States, in the area in which the Properties are located or worldwide, or in the energy industry, provided that such changes do not disproportionately affect the Assets relative to similar assets located in the same region as the Assets; (C) civil unrest, any outbreak or spread of disease or hostilities, terrorist activities or war or any similar disorder; (D) reclassifications or recalculations of reserves in the ordinary course of business; (E) natural declines in well performance, (F) actions taken or omitted to be taken by Seller with the consent of Purchaser pursuant to this Agreement, (G) actions taken as required by this Agreement, (H) changes which are cured in full (including by the payment of money) before the earlier of the Closing or the termination of this Agreement under Article 10, in each case, without any cost to Purchaser except as provided in this Agreement, (I) changes in the value of Purchaser’s securities resulting from entering into this Agreement or the announcement of the transactions contemplated by this Agreement, (J) changes in Law or the interpretation thereof or changes in GAAP or the interpretation thereof and (K) matters to the extent a purchase price adjustment is provided for under Section 2.2.
(h)    Subject to the foregoing provisions of this Section 5.1, and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser the matters set out in Sections 5.2 through 5.28.
Section 5.2    Existence and Qualification.
(a)    Organization.
(i)    FMOG is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and is duly qualified to do business as a foreign limited liability company in good standing in each jurisdiction in which it is required to qualify in order to conduct its business, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. FMOG is qualified under Law to own and operate the Assets owned and/or operated by FMOG, as applicable, and in particular, FMOG is qualified pursuant to the rules and regulations of BOEM and BSEE to own and operate federal oil and gas leases in the Outer Continental Shelf, Gulf of Mexico, and is in good standing with, authorized by and qualified with all

Governmental Authorities with jurisdiction or cognizance over operations on the Outer Continental Shelf, Gulf of Mexico, to the extent Seller is required by such authorities to so qualify and maintain good standing, except where failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect.
(ii)    FMEP is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and is duly qualified to do business as a foreign limited liability company in good standing in each jurisdiction in which it is required to qualify in order to conduct its business, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. FMEP is qualified under Law to own and operate the Assets owned and/or operated by FMEP, as applicable, and in particular, FMEP is qualified pursuant to the rules and regulations of BOEM and BSEE to own and operate federal oil and gas leases in the Outer Continental Shelf, Gulf of Mexico, and is in good standing with, authorized by and qualified with all Governmental Authorities with jurisdiction or cognizance over operations on the Outer Continental Shelf, Gulf of Mexico, to the extent Seller is required by such authorities to so qualify and maintain good standing, except where failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect.
(iii)    POOI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified to do business as a foreign corporation in good standing in each jurisdiction in which it is required to qualify in order to conduct its business, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. POOI is qualified under Law to own the Assets owned by POOI, and in particular, POOI is qualified pursuant to the rules and regulations of BOEM and BSEE to own federal oil and gas leases in the Outer Continental Shelf, Gulf of Mexico, and is in good standing with, authorized by and qualified with all Governmental Authorities with jurisdiction or cognizance over operations on the Outer Continental Shelf, Gulf of Mexico, to the extent Seller is required by such authorities to so qualify and maintain good standing, except where failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect.
(b)    Power. Each of FMOG, FMEP and POOI has the company or corporate power, as applicable, to enter into and perform this Agreement (and all documents required to be executed and delivered by such Seller at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).
(c)    Authorization and Enforceability. The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by any Seller at Closing) and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate and company action on the part of each Seller. This Agreement has been duly executed and delivered by each Seller (and all documents required to be executed and delivered by any Seller at Closing shall be duly executed and delivered by such Seller) and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of each Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).
(d)    No Conflicts. The execution, delivery and performance of this Agreement by each Seller, and the consummation of the transactions contemplated by this Agreement shall not (i) violate any provision of the certificate of incorporation, certificate of formation, bylaws or limited liability company agreement of any Seller, (ii) result in any material default (with due notice or lapse of time or both) or the creation of any Encumbrance (other than a Permitted Encumbrance) or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, license or agreement to which any Seller is a party or by which it or any of the Assets is bound, (iii) violate any judgment, order, ruling, or decree applicable to any Seller as a party in interest or the Assets, or (iv) violate any Laws applicable to any Seller or any of the Assets.
Section 5.3    Liability for Brokers’ Fees. Purchaser (and each of its Affiliates) shall not directly or indirectly have any responsibility, Liability or expense, as a result of undertakings or agreements of Seller or any of its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transactions contemplated hereby.
Section 5.4    Litigation. Except as disclosed on Schedule 5.4, there are no litigation or arbitral proceedings (a) pending or, to Seller’s knowledge, threatened against Seller or its Affiliates relating to Seller’s ownership or Seller’s operation of the Assets, (b) (i) pending or, to Seller’s knowledge, threatened against the Assets operated by Seller or any of its Affiliates or (ii) to Seller’s knowledge, pending or threatened against the Assets operated by any Third Party, or (c) pending or, to Seller’s knowledge, threatened in writing against Seller that would prevent the consummation of the transactions contemplated by this Agreement Except as disclosed on Schedule 5.4, Seller has not received any notice of any Liability for breach of contract, tort, or violation of Law with respect to Seller’s ownership or operation of any Property.
Section 5.5    Taxes and Assessments.
(a)    Except as set forth on Schedule 5.5 or as relates to Income Taxes: (i) Seller has timely filed or caused to be timely filed all material Tax Returns required to be filed by Seller under applicable Law with respect to Seller’s acquisition, ownership or operation of the Assets that are due on or prior to the Closing Date, and all such Tax Returns are correct and complete in all material respects; (ii) Seller has timely paid or caused to be timely paid all material Taxes relating or applicable to Seller’s acquisition, ownership or operation of the Assets (including ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of Hydrocarbons or the receipt of proceeds therefrom with respect to the Assets) that are or have become due (whether or not shown on any Tax Return), and Seller is not delinquent in the payment of any such Taxes, (iii) there is not currently in effect any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any material Tax of Seller relating to Seller’s acquisition, ownership or operation of the Assets; and (iv) there are no administrative or judicial proceedings pending against the Assets or against Seller relating to any material Liability for Taxes of Seller with respect to the Assets by any Taxing Authority.
(b)    There are no Encumbrances on any of the Assets for Taxes (other than Permitted Encumbrances).
(c)    No Asset is subject to any Tax partnership agreement or provisions requiring a partnership income Tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state statute.
Section 5.6    Environmental. Except as set forth on Schedule 5.6:
(a)    With respect to the ownership and operation of the Properties, Seller has not entered into, and is not subject to, any agreements, consents, orders, decrees, judgments, license or permit conditions or other directives of any Governmental Authority based on any Environmental Laws that are reasonably expected to (i) have an adverse effect in any material respect on current or future exploration or production activities at or in connection with any of the Assets, or (ii) require any material Remediation, corrective action or other change in the present conditions of any of the Assets;
(b)    Seller has not received written notice from any Person of any release or disposal of Hazardous Substances or Hydrocarbons, or any event, condition, circumstance, activity, practice or incident, in each case, concerning any land, facility, asset or Property included in the Assets (including any alleged violation of Law or Permit) that would be reasonably likely to: (i) interfere with or prevent compliance by Seller or the Assets with any Environmental Law or the terms of any Permit issued pursuant thereto; or (ii) give rise to or result in any common Law or other Liability under applicable Environmental Laws (including any Permits issued pursuant to such Environmental Laws) of Seller to any Person with respect to the Assets;
(c)    Seller has made available, or will make available to Purchaser at least three (3) Business Days prior to the Claim Date, true and complete copies of all (i) material reports and studies prepared at the request of Seller or its Affiliates by Third Parties to the extent (A) in Seller’s or its Affiliates’ possession and control and (B) Seller or its applicable Affiliate is permitted to disclose such report or study (following Seller’s use of commercially reasonable efforts to obtain such permission), and (ii) material written notices received by Seller or its Affiliates from Governmental Authorities (including any requests for information under applicable Environmental Laws), in each case of either clause (i) or (ii) hereof, specifically addressing environmental matters related to the ownership, operation or use of the Assets; and
(d)    Except for any matters that Purchaser has claimed as an Environmental Defect pursuant to Section 4.1, and except for Decommissioning which is addressed in Section 5.14, to Seller’s knowledge, there are no material uncured violations of any applicable Environmental Laws with respect to the Assets and no material obligations to Remediate conditions upon the Assets under applicable Environmental Law (and no such obligation would arise as a result of notice or lapse of time or both).

Section 5.7    Outstanding Capital Commitments. Except as disclosed on Schedule 5.7, as of the Execution Date, there are no outstanding authorization for expenditures (“AFEs”) or other commitments to make capital expenditures which are binding on the Assets and which Seller reasonably anticipates will individually require expenditures after the Effective Time in excess of Two Million Dollars ($2,000,000).
Section 5.8    Compliance with Laws. Except with respect to Environmental Laws and except as disclosed on Schedule 5.8, (a) Seller and each of its Affiliates have materially complied with all applicable Laws related to the ownership of the Assets, and any applicable anti-corruption, anti-money laundering, anti-terrorism and economic sanction and anti-boycott Laws that could reasonably be expected to affect the Assets and (b) the Assets have been operated, developed, maintained, and used, including the production of all Hydrocarbons attributable thereto, in material compliance with all applicable Laws, provided that subsection (b) shall be qualified by Seller’s knowledge with respect to (i) any Assets for which Seller or any of its Affiliates does not serve as the operator thereof, and (ii) the period prior to Seller’s acquisition of such Assets.
Section 5.9    Contracts.
(a)    Schedule 5.9(a)  sets forth all Contracts of the type described below, other than Leases with respect to the Properties (collectively, the “Material Contracts”):
(i)    any Contract that can reasonably be expected to result in aggregate payments by Seller or any Affiliate of Seller of more than Two Million Dollars ($2,000,000) during the current or any subsequent calendar year or Ten Million Dollars ($10,000,000) in the aggregate over the term of such Contract;
(ii)    other than the Designated Contract or any Contract that is a Hydrocarbon purchase and sale, transportation, gathering, treating, processing, dedication or similar Contract, any Contract that can reasonably be expected to result in aggregate revenues to Seller or any Affiliate of Seller of more than Two Million Dollars ($2,000,000) during the current or any subsequent calendar year or Ten Million Dollars ($10,000,000) in the aggregate over the term of such Contract;
(iii)    any Contract that is a Hydrocarbon purchase and sale, transportation, gathering, treating, processing, dedication or similar Contract not terminable upon sixty (60) days or less notice;
(iv)    any Contract that is an indenture, mortgage, loan, credit or sale-leaseback, guarantee of any obligation, bonds, letters of credit or similar financial Contract;
(v)    any Contract that constitutes a lease under which Seller or any Affiliate of Seller is the lessor or the lessee of any real or personal property (including Equipment and Real Property, but not including any of the other Properties) which lease (A) cannot be terminated by Seller without penalty upon sixty (60) days or less notice and (B) involves an annual base rental of more than Two Hundred Fifty Thousand Dollars ($250,000);

(vi)    other than joint operating agreements, any Contract that constitutes a non-competition agreement or any agreement that purports to restrict, limit or prohibit the manner in which, or the locations in which, Seller or any Affiliate of Seller conducts business, including area of mutual interest Contracts;
(vii)    any Contract that contains calls upon or options to purchase production;
(viii)    any Contract that constitutes swap, forward, future or derivative transaction or option or other similar hedge Contracts;
(ix)    any Contract that provides for a power of attorney with respect to the Assets that will not be terminated prior to the Closing Date;
(x)    any Contract that constitutes a development agreement, participation agreement, farmout agreement, partnership agreement, joint venture agreement or similar Contract (other than Tax partnership agreements);
(xi)    any Contracts for the use or sharing of drilling rigs or for the use of Equipment;
(xii)    any Contract (executory or otherwise) to sell, lease, farmout, or otherwise dispose of or encumber any interest in any of the Assets after the Execution Date, other than conventional rights of reassignment arising in connection with Seller’s surrender or release of any of the Assets, to the extent such rights are not currently applicable;
(xiii)    any Contract that constitutes a joint or unit operating agreement;
(xiv)    any Contract for which the primary purpose is to provide for the indemnification of another Person;
(xv)    any Contract (other than the Properties) that would obligate Purchaser to drill additional wells or conduct other material development operations after the Closing;
(xvi)    subject to Section 7.26(b), to the extent disclosable to Purchaser, any Contract that is related to Seismic Data described in clause (A) of the definition thereof;
(xvii)    any Contract with any Affiliate of Seller;
(xviii)    any purchase and sale agreements pursuant to which Seller or its Affiliates acquired (directly or indirectly) the Assets that contain indemnity obligations that will be binding on Purchaser following Closing; and
(xix)    any Contract that constitutes an amendment, supplement, or modification in respect of any of the foregoing.
(b)    With respect to the Material Contracts:

(i)    each of the Material Contracts is in full force and effect;
(ii)    there exists no material default under any Material Contract by Seller or, to Seller’s knowledge, by any other Person that is a party to such Material Contract or Leases;
(iii)    no event has occurred that upon receipt of notice or lapse of time or both would constitute any material default under any such Contract by Seller or, to Seller’s knowledge, any other Person who is a party to such Material Contract or Leases;
(iv)    to the extent material, Seller has not given nor received any unresolved written notice of default, amendment, waiver, price redetermination, market out, curtailment or termination with respect to any Material Contract or Lease; and
(v)    prior to the execution of this Agreement, Seller has made available to Purchaser true and complete copies of each Material Contract and all amendments thereto.
Section 5.10    Payments for Production. Except as set forth on Schedule 5.10, all proceeds from the sale of Hydrocarbons attributable to Seller’s interest in the Properties are currently being paid in full to Seller (after Tax withholdings or similar deductions required by the terms of the Contracts or applicable Law). Except as set forth in the Material Contracts, Seller is not obligated by virtue of a take or pay payment, advance payment or other similar payment (other than royalties, overriding royalties and similar arrangements established in the Leases or reflected on Exhibit A-1), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to Seller’s interest in the Properties at some future time without receiving payment therefor at or after the time of delivery.
Section 5.11    Imbalances. Except as set forth in Schedule 5.11, there are no Imbalances associated with the Assets as of the Effective Time.
Section 5.12    Consents and Preferential Purchase Rights. Except as set forth on Schedule 5.12, no Consents or Preferential Rights are applicable to the transfer of the Assets from Seller to Purchaser or any of the other transactions contemplated by this Agreement, except for compliance with the HSR Act and Customary Post-Closing Consents.
Section 5.13    Permits. The Permits constitute all material permits, licenses, registrations, orders, approvals, variances, waivers and other authorizations required to be obtained from any Governmental Authority for conducting its business with respect to the Assets as presently conducted, including all Permits required to be obtained pursuant to Environmental Laws. Each of the Permits is in full force and effect, there exists no material uncured violations of any Permit by Seller or, to Seller’s knowledge, by any other Person, and no event has occurred that upon receipt of notice or lapse of time or both would constitute a material default under any such Permit by Seller or, to Seller’s knowledge, any other Person. Neither Seller nor any Affiliate of Seller has received any written notice from any Governmental Authority of any violation of any Permit in connection with the ownership and/or operation of the Assets that remains uncured, and there are no proceedings pending or, to Seller’s knowledge, threatened that might result in any material modification, revocation, termination or suspension of any Permit or which would require any material corrective or remedial action by Seller or any Affiliate of Seller.
Section 5.14    Wells; Decommissioning Activities. Except as set forth on Schedule 5.14, Seller represents as follows with respect to the Assets for which Seller acts as operator:
(a)    There are no Wells (A) in respect of which Seller has received an order from any Governmental Authority requiring that such Wells be plugged and abandoned within eighteen (18) months after the Execution Date, other than any such Decommissioning activities that have been completed in all material respects in accordance with applicable Law; or (B) that are neither in use for purposes of production or injection, nor suspended or temporarily abandoned in accordance with applicable Law, that, in each case, have not been plugged and abandoned and otherwise Decommissioned in all material respects in accordance with applicable Law;
(b)    Seller has not received an order from any Governmental Authority requiring that any Decommissioning activities take place with respect to the Properties within eighteen (18) months after the Execution Date, other than any such Decommissioning activities that have been completed in all material respects in accordance with applicable Law;
(c)    To Seller’s knowledge, all Decommissioning activities conducted with respect to the Assets have been performed in all material respects in accordance with all applicable Leases, the Material Contracts and all applicable Laws;
(d)    There is no Equipment in respect of which Seller has received an order from any Governmental Authority requiring that such Equipment be Decommissioned within eighteen (18) months after the Execution Date, other than any such Decommissioning activities that have been completed in all material respects in accordance with applicable Law;
(e)    No Well is subject to penalties on allowables after the Effective Time because of overproduction; and
(f)    There are no Wells that were drilled and completed by Seller, or to Seller’s knowledge by any Third Party, outside the limits permitted by all applicable Laws, Permits, Contracts and Leases.
Section 5.15    Equipment. (i) The Wells and Equipment have been maintained in operable repair, working order and operating condition and are suitable for the purposes for which such Wells or Equipment were constructed or obtained or are currently being used, in each case, in all material respects, and (ii) Seller has all material easements, rights of way, licenses and authorization from Governmental Authorities necessary to access, construct, operate, maintain and repair the Wells and Equipment in the ordinary course of business as currently conducted by Seller and in material compliance with all applicable Laws, provided that this Section 5.15 shall be qualified by Seller’s knowledge with respect to any Assets for which Seller or any of its Affiliates does not serve as the operator.

Section 5.16    Condemnation and Eminent Domain. As of the Execution Date, no action for condemnation or taking under right of eminent domain is, to Seller’s knowledge, pending or threatened with respect to any Asset or portion thereof.
Section 5.17    Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending or, to Seller’s knowledge, threatened against Seller or any of its Affiliates.
Section 5.18    Foreign Person. Each of FMEP and FMOG is a disregarded entity within the meaning of Treasury Regulations Section 301.7701-3(a) and is disregarded as separate from FCX Oil & Gas, Inc.. Neither FCX Oil & Gas, Inc. nor POOI is a “foreign person” within the meaning of Section 1445 of the Code, nor an entity disregarded as separate from any other Person within the meaning of Treasury Regulation Section 301.7701-3(a).
Section 5.19    Payout Status. To Seller’s knowledge, Schedule 5.19 contains a list of the status of any “payout” balance, as of the date set forth on such Schedule, for those Wells subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).
Section 5.20    Operation of the Assets. Beginning on the date on which Seller acquired ownership of the relevant Assets, the Assets have been operated in material accordance with good oilfield practices as such are generally practiced with respect to oil and gas assets similar to the Assets, provided that the foregoing shall be qualified by Seller’s knowledge with respect to any Assets for which Seller or any of its Affiliates does not serve as the operator thereof.
Section 5.21    Royalties. Except for the Suspense Funds, Seller has paid in all material respects all royalties, overriding royalties and other burdens on production due by Seller with respect to the Assets from the Effective Time through the month ended prior to the month in which the Closing Date occurs for oil and the month ended two (2) months prior to the month in which the Closing Date occurs for gas and NGLs. Seller has or shall timely file any Form-2014s with respect to royalties due on or through the month in which the Closing Date occurs and shall pay any royalties due and owing on such periods, subject to the purchase price adjustment for any royalties pursuant to Section 2.2.
Section 5.22    Suspense Funds. Schedule 5.22 lists all proceeds of production and associated penalties and interest in respect of any of the Assets that are payable to Third Parties and are being held in suspense by Seller as of the Execution Date (the “Suspense Funds”), a description of the source of such Suspense Funds and the reason they are being held in suspense, and, if known, the name or names of the Third Parties claiming such Suspense Funds or to whom such Suspense Funds may be owed.
Section 5.23    Bonds and Credit Support. Schedule 5.23 lists all bonds, letters of credit and other similar credit support instruments maintained by Seller or any Affiliate of Seller with any Governmental Authority or other Third Party with respect to the Assets.
Section 5.24    Non-Consent Operations. Except as set forth on Schedule 5.24, Seller has neither elected nor been deemed to have elected to “non-consent,” nor failed to participate in, the drilling or reworking of a well, any seismic program or any other operation which would cause Seller or Purchaser to suffer a penalty or lose or forfeit any interests in the Assets under any applicable operating agreement.
Section 5.25    Assets Complete. (a) The Assets owned by FMOG constitute all of FMOG’s interests in deepwater Gulf of Mexico assets, excluding the Excluded Assets. (b) The Assets owned by FMEP and POOI constitute all of FMEP’s and POOI’s interests in Gulf of Mexico assets, excluding the Excluded Assets.
Section 5.26    Employees. Seller will or will cause one of its Affiliates to provide to Purchaser, within five (5) days following the Execution Date, a true and complete list (the “Employee List”) of all employees of Seller and its Affiliates who work primarily in the operation of the Assets (whether in the Gulf of Mexico or in an office location) and certain other employees of Seller and its Affiliates who support the operation of the Assets (collectively, the “Employees”), including employees who are receiving short-term disability benefits or are on family or medical, medical/long-term disability, administrative or military leave or any other type of leave that entitles the employee to reinstatement upon completion of the leave under the applicable leave policies of Seller or its Affiliates (collectively, “Leave”). The Employee List will specify each Employee’s current job title, work location, monthly base salary or hourly base wage, target bonus or other target incentive compensation level, date of hire and number of years credited under Seller Plans, an indication of whether the Employee first started performing services primarily related to the Assets within the six (6) months prior to the Execution Date, full-time, part-time or seasonal status, exempt or non-exempt status under the Fair Labor Standards Act, Leave status, if any, and whether the Employee will provide services on behalf of Seller during the Transition Period under the Transition Services Agreement. Neither Seller nor any of its Affiliates is, with respect to any Employee, party to any collective bargaining, trade union, works council or similar agreement concerning wages, hours, working conditions or the representation of employees and no Employee is subject to or covered by any such agreement with respect to his or her employment with Seller or any of its Affiliates. Neither any Seller nor any of its Affiliates has recognized any trade union or other employee representative body and, to the knowledge of Seller, neither Seller nor any of its Affiliates has experienced any attempt by organized labor to cause Seller or any of its Affiliates to comply with or conform to demands of organized labor with respect to any of the Employees. During the past three (3) years with respect to the Employees, Seller and its Affiliates have not engaged in any material unfair labor practice and there has not been any material employment-related grievance or labor dispute with respect to any Employee and, to the knowledge of Seller, no such grievances or disputes are threatened.
Section 5.27    Employee Benefit Plans. Each material Seller Plan in which an Employee participates is listed on Schedule 5.27, including any employment agreement with any Employee that provides for severance or notice of termination in excess of thirty days. With respect to each material Seller Plan, Seller has made available to Purchaser summary information concerning the Seller Plans. No Seller Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA. The Seller Savings Plan has received a favorable determination letter from the Internal Revenue Service.

Section 5.28    Intellectual Property. Seller does not own any registered Intellectual Property which would constitute Assets. Except as set forth on Schedule 5.28, (i) Seller owns and possesses all right, title and interest in and to, or has a valid right to use, all Intellectual Property, (ii) none of Seller or any of its Affiliates is infringing, misappropriating, diluting, or otherwise violating any intellectual property rights of any other Person in connection with their ownership and operation of the Assets, (iii) no actions, suits, litigation, claims, causes of action, demands, or other proceedings are pending or have been threatened during the past three (3) years, alleging any such infringement, misappropriation, dilution or other violation, currently or in the past, by Seller or any of its Affiliates, (iv) no Person is infringing, misappropriating, diluting, or otherwise violating any Intellectual Property and (v) Seller and each of its Affiliates have taken reasonable efforts to maintain and protect all material Intellectual Property.
ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller the following:
Section 6.1    Existence and Qualification. Purchaser is a limited liability company organized, validly existing and in good standing under the Laws of Delaware; and Purchaser is duly qualified to do business as a foreign limited liability company in good standing in every jurisdiction in which it would be required to qualify in order to own and operate the Assets, except where the failure to be so qualified would not, individually or in the aggregate, have or be reasonably likely to have, individually or in the aggregate, a material adverse effect upon the ability of Purchaser to consummate the transactions contemplated in this Agreement.
Section 6.2    Power. Purchaser has the limited liability company power to enter into and perform this Agreement (and all documents required to be executed and delivered by Purchaser at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).
Section 6.3    Authorization and Enforceability. The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Purchaser at Closing), and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).
Section 6.4    No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement will not (i) violate any provision of the certificate of incorporation or bylaws of Purchaser, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or Encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, license or agreement to which Purchaser is a party or by which it is bound,

(iii) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest, or (iv) violate any Law applicable to Purchaser or any of its assets.
Section 6.5    Liability for Brokers’ Fees. Seller (and each of its Affiliates) shall not directly or indirectly have any responsibility, Liability or expense, as a result of undertakings or agreements of Purchaser or any of its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transactions contemplated hereby.
Section 6.6    Consents, Approvals or Waivers. The execution, delivery and performance of this Agreement by Purchaser will not be subject to any Consent, except for compliance with the HSR Act, Customary Post-Closing Consents and as set forth on Schedule 6.6.
Section 6.7    Litigation. There are no actions, suits or proceedings pending, or to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or any subsidiary of Purchaser which are reasonably likely to impair materially Purchaser’s ability to perform its obligations under this Agreement.
Section 6.8    Financing. Purchaser has, or will have at Closing, sufficient cash, available lines of credit or other sources of immediately available funds in United States dollars to enable it to pay the Closing Payment to Seller at the Closing. Purchaser has no reason to believe that any conditions to the receipt of such funds will not be timely satisfied. Availability of funding and financing is not a condition to Purchaser’s obligation to consummate the transactions contemplated by this Agreement
Section 6.9    Regulatory. Purchaser is now, or as of Closing shall be, qualified to own and assume operatorship of federal and state oil, gas and mineral leases in all jurisdictions (including qualifications pursuant to the rules and regulations of BOEM and BSEE to own and operate federal oil and gas leases in the Outer Continental Shelf, Gulf of Mexico) where the Assets are located, and the consummation of the transactions contemplated in this Agreement will not cause Purchaser to be disqualified as such an owner or operator, in each case, except where the failure to be so qualified would not, individually or in the aggregate, have or be reasonably likely to have a material adverse effect upon the ability of Purchaser to consummate the transactions contemplated in this Agreement, including Purchaser’s ability to succeed Seller as operator to such Assets and to secure all required approvals of Governmental Authorities required for such succession. To the extent required by any Laws, Purchaser currently has, or as needed after Closing will have those lease bonds, area-wide bonds, any other surety bonds or other financial security devices as may be required by, and in accordance with, all Laws governing the ownership and operation of such leases, in each case, except where the failure to be so qualified would not, individually or in the aggregate, have or be reasonably likely to have a material adverse effect upon the ability of Purchaser to consummate the transactions contemplated in this Agreement, including Purchaser’s ability to succeed Seller as operator to such Assets and to secure all required approvals of Governmental Authorities required for such succession.

Section 6.10    Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending or, to Purchaser’s knowledge, threatened against Purchaser or any of its Affiliates.
Section 6.11    SEC Disclosure. Purchaser is acquiring the Assets for its own account for use in its trade or business, and not with a view to or for any sale or distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended, and the rules and regulations thereunder, any applicable state blue sky Laws or other applicable securities Laws.
Section 6.12    Independent Evaluation. Purchaser is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties, platforms and related facilities similar to the Assets and is capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation and suitability. In making its decision to enter into this Agreement and to consummate the transactions contemplated herein, Purchaser (i) has relied or will rely solely on its review of the Assets, the express representations and warranties of Seller contained in this Agreement and the other documents required to be executed and delivered by at Closing, and its own independent investigation and evaluation of the Assets and the advice of its engineers, contractors, geological and geophysical advisors, lawyers, accountants and other professional advisors and not on any comments, statements, reports, projections or other documents or materials provided by or for Seller or its Affiliates or agents, whether before or after execution of this Agreement and (ii) subject to Seller’s compliance with Section 7.1, has satisfied or will satisfy itself as to the environmental, physical and other condition of, and contractual arrangements affecting, the Assets.
ARTICLE 7. COVENANTS OF THE PARTIES
Section 7.1    Access. Seller will give Purchaser and its Representatives (a) access to the Assets to perform site visits of all Wells and Equipment, (b) access to and the right to copy, at Purchaser’s expense, the Records in Seller’s possession, for the purpose of conducting an investigation of the Assets and (c) access to the appropriate officers and employees of Seller and its Affiliates having responsibility for the respective Assets to provide assistance in connection with the investigation of the Assets, but only to the extent that Seller may do so without violating any obligations to any Third Party and to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller (provided that Seller shall use commercially reasonable efforts to obtain consent or waivers of such requirements from any such Third Parties). Such access by Purchaser shall be limited to Seller’s normal business hours, and Purchaser’s investigation shall be conducted in a manner that does not unreasonably interfere with the operation of the Assets. Purchaser and its Representatives at their option may conduct a Phase I environmental audit of any or all of the Assets, to the extent Seller has authority to permit such an audit, provided that neither Purchaser nor its Representatives shall conduct any boring, testing or sampling on or with respect to the Assets prior to Closing, or to conduct any other invasive activities without the consent of Seller. All such activities by Purchaser shall be subject to any boarding agreements or releases or other agreements required by any operator of the Properties (provided that, with respect to any

Assets operated by Seller or any of its Affiliates, such boarding agreements shall be provided to Purchaser reasonably promptly upon request), shall be solely for the purpose of evaluating the Assets in connection with consummating the transactions contemplated by this Agreement, and shall be subject to Purchaser’s and its Representatives’ compliance with the applicable operator’s (and/or Seller’s) policies and procedures, in each case to the extent Purchaser and/or its Representatives were made aware of such policies and procedures prior to or upon such access. Purchaser shall be responsible for arranging, at its own cost, transportation to and from any such Properties. All information obtained by Purchaser and its Representatives under this Section shall be subject to the terms of that certain confidentiality agreement between Freeport-McMoRan Inc. and Anadarko Petroleum Corporation dated February 3, 2016, as amended (the “Confidentiality Agreement”).
Section 7.2    Confidentiality; Public Announcements.
(a)    Until the Closing, neither Party shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other Party, which consent may not be unreasonably withheld; provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller (i) that are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates, (ii) to Governmental Authorities and Third Parties holding Preferential Rights or rights of Consent that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to obtain waivers of such Preferential Rights or such Consents, (iii) to any current or potential debtholder or equityholder of either Party, (iv) to any Person owning Seismic Data that requires that Purchaser obtain a license to such Seismic Data or obtain consent to transfer such Seismic Data, or (v) to any insurer or potential insurer of either Party.
(b)    From the Execution Date until the two year anniversary of the Closing Date, Seller shall use commercially reasonable efforts to protect the confidentiality of all geological and geophysical information, trade secrets and other data that is in Seller’s possession or control concerning the Assets and is neither publicly known nor required by Law or any stock exchange to be disclosed.
Section 7.3    Operation of Business. Except (x) for the operations covered by the AFEs and other capital commitments described on Schedule 5.7 or as otherwise set forth on Schedule 7.3, (y) as expressly consented to in writing by Purchaser, or (z) as required by Law or for emergency operations that are advisable (in Seller’s good faith judgment) to protect life, property or the environment:
(a)    Seller agrees that from and after the Execution Date until Closing, Seller shall (or shall use its commercially reasonable efforts to cause any Third Party operators to):
(i)    operate the Assets (A) as would a reasonable and prudent operator, (B) in the ordinary course of business consistent with past practice, and (C) in accordance with all applicable Laws and the terms of the Leases, Permits, Easements and Contracts;

(ii)    maintain all Leases, Easements, Permits, bonds, letters of credit or other similar credit support and Contracts in full force and effect and in accordance with the terms of the Leases, Easements, Permits, credit support and the Contracts relating thereto;
(iii)    pay all expenses incurred with respect to the Assets in the ordinary course of business;
(iv)    timely make any and all filings, reports and notices to any Governmental Authorities with respect to the Assets as required to be made by Seller under applicable Law, the Permits, the Easements, the Contracts or the Leases;
(v)    maintain the books of account and records relating to the Assets (including the Records) in the ordinary course of business, in accordance with the usual accounting practices of each such Person;
(vi)    give prompt written notice to Purchaser of any written notice received or given by Seller with respect to any alleged material breach by Seller or other Person of any Lease, Contract or Permit;
(vii)    give prompt written notice to Purchaser of any emergency with respect to the Assets and any related emergency operations;
(viii)    give prompt notice to Purchaser of (A) any written notice of any material damage to or destruction of any of the Assets and (B) any written notice received by Seller or any of its Affiliates of any material claim asserting any breach of contract, tort or violation of Law or any investigation, suit, action or litigation by or before a Governmental Authority, that, in each case, relates to the Assets;
(ix)    furnish Purchaser with copies of all drilling, completion and workover AFEs or forced pooling applications within three (3) days of receipt from Third Parties or generation by Seller or any Affiliate of Seller; and
(x)    cause to be timely paid all rentals, royalties, shut-in royalties, minimum royalties and other payments and perform all other acts that are necessary to maintain Seller’s rights in and to the Leases and Contracts in full force and effect as to the entire areal extent and all depths of the Leases, and to maintain Defensible Title to the Leases until the Closing, and pay timely all costs and expenses incurred by Seller in connection with such Leases and Contracts.
(b)    Seller agrees that from and after the Execution Date until Closing, Seller will not (or shall use its commercially reasonable efforts to cause any Third Party operators not to):
(i)    subject to the provisions of this Section 7.3(b)(i), propose or agree to participate, or elect not to participate in any operation with respect to the Assets anticipated to cost in excess of Two Million Dollars ($2,000,000) without the prior written consent of Purchaser, provided that (A) with respect to any AFE for an operation to be conducted in connection with the Assets that is anticipated to cost in excess of Ten Million Dollars ($10,000,000) per operation, upon receipt of such AFE from Seller, Purchaser shall review and, no later than 48 hours prior to Seller’s deadline to respond to such AFE, respond to Seller in writing with respect to whether it desires to consent or non-consent the operation covered by such AFE; provided that if Purchaser does not timely respond with its election with respect to any such AFE within such 30 day period, then Purchaser shall be deemed to have responded to approve such AFE; and (B) if Purchaser affirmatively elects to non-consent to any such operation, Seller shall not be entitled to consent to such operation;
(ii)    enter into a Contract that if entered into on or prior to the Execution Date, would have been a Material Contract, or amend any Contract that, if amended on or prior to the Execution Date, would have been a Material Contract, as amended;
(iii)    create (or suffer to exist as a result of any action by Seller) any Encumbrance on any of the Assets (except for Permitted Encumbrances);
(iv)    terminate (unless such Material Contract terminates pursuant to its stated terms) or amend the terms of any Material Contract;
(v)    settle any suit or litigation (other than those relating to Retained Liabilities) or waive any claims or rights of value (except those attributable to pre-Effective Time periods), in each case, attributable to the Assets;
(vi)    transfer, sell, mortgage, pledge or dispose of the Assets other than the sale and/or disposal of Hydrocarbons in the ordinary course of business and sales of equipment that is no longer necessary in the operation of the Assets or for which replacement equipment of equal or greater value has been obtained;
(vii)    (A) make, change or revoke any Tax election or method; (B) file any amended Tax Return; (C) enter into any closing agreement; (D) settle or compromise any Tax claim or assessment; or (E) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes; in each case, relating to Asset Taxes;
(viii)    reduce or terminate (or cause to be reduced or terminated or allow to expire without renewal at equivalent or greater amounts of coverage) any insurance coverage now held by Seller or its Affiliates in connection with the Assets;
(ix)    abandon any Well capable of commercial production, or release or abandon all or any part of the Assets capable of commercial production, or release or abandon all or any portion of the Leases;
(x)    terminate (other than for cause), materially change the duties of any Employees or change the compensation of any Employees, other than (A) changes in duties and compensation in connection with promotions in the ordinary course of business consistent with past practice, and (B) changes in compensation that apply generally to similarly situated employees of Seller and its Affiliates in the ordinary course of business consistent with past practice and that are generally consistent with Seller’s existing compensation program;
(xi)    voluntarily waive or release any material right with respect to any Asset or relinquish its position as operator of any Asset; or
(xii)    commit to do any of the foregoing.
Section 7.4    HSR Filings. As promptly as practicable and in any event not later than ten (10) Business Days after the Execution Date, each Party shall file with the Federal Trade Commission and the Department of Justice, as applicable, the required notification and report forms under the HSR Act and shall as promptly as practicable furnish any supplemental information or documentary material that may be requested in connection therewith. Each Party shall request, and use its commercially reasonable efforts to obtain, early termination of applicable waiting period under the HSR Act. Purchaser and Seller shall each bear 50% of all filing fees under the HSR Act, and each Party shall bear its own costs for the preparation of any such filing and its other costs associated with compliance with the HSR Act. The Parties shall have the right to review in advance all characterizations of the information relating to this Agreement and the transactions contemplated hereby that appear in any filing made with a Governmental Authority as contemplated herein. Purchaser and Seller agree to respond promptly to any inquiries from Governmental Authorities, including the Department of Justice or the Federal Trade Commission, concerning such filings and to comply in all material respects with the filing requirements of the HSR Act or other applicable Law. Purchaser and Seller shall cooperate with each other and, subject to the terms of the Confidentiality Agreement, shall promptly furnish all information to the other Party that is necessary in connection with Purchaser’s and Seller’s compliance with the HSR Act or other applicable Law. Purchaser and Seller shall keep each other fully apprised with respect to any requests from or communications with Governmental Authorities, including the Department of Justice or the Federal Trade Commission, concerning such filings and shall consult with each other with respect to all responses thereto. Each of Seller and Purchaser shall use its commercially reasonable efforts to take all actions reasonably necessary and appropriate in connection with any HSR Act or other applicable Law filing to consummate the transactions contemplated hereby, provided, however, that in no event will Purchaser or any of its Affiliates be required to agree to any divestiture, transfer or licensing of its properties, assets or businesses, or to the imposition of any limitation on the ability of any of the foregoing to conduct its businesses or to own or exercise control of its assets and properties.
Section 7.5    FCC Filings. Each Party shall prepare, as soon as is practical following the Execution Date, any necessary filings in connection with the transactions contemplated by this Agreement that may be required to be filed by such Party with the Federal Communications Commission. The Parties shall promptly furnish each other with copies of any notices, correspondence or other written communication from the Federal Communications Commission, shall promptly make any appropriate or necessary subsequent or supplemental filings and shall cooperate in the preparation of such filings as is reasonably necessary and appropriate.
Section 7.6    Tax Matters.

(a)    Seller shall be allocated and bear all Asset Taxes attributable to (i) any Tax period ending prior to the Effective Time and (ii) the portion of any Straddle Period ending immediately prior to the Effective Time. Purchaser shall be allocated and bear all Asset Taxes attributable to (x) any Tax period beginning at or after the Effective Time and (y) the portion of any Straddle Period beginning at the Effective Time. For purposes of determining the allocations described in this Section 7.6(a), (A) Asset Taxes that are attributable to the severance or production of Hydrocarbons shall be allocated to the period in which the severance or production giving rise to such Asset Taxes occurred, (B) Asset Taxes that are based upon or related to income or receipts or imposed on a transactional basis (other than such Asset Taxes described in clause (A) or (C)), shall be allocated to the period in which the transaction giving rise to such Asset Taxes occurred, and (C) Asset Taxes that are ad valorem, property or other Asset Taxes imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Time and the portion of such Straddle Period beginning at the Effective Time by prorating each such Asset Tax based on the number of days in the applicable Straddle Period that occur before the day on which the Effective Time occurs, on the one hand, and the number of days in such Straddle Period that occur on or after the day on which the Effective Time occurs, on the other hand.
(b)    To the extent the actual amount of an Asset Tax is not known at the time an adjustment is to be made with respect to such Asset Tax pursuant to Section 2.2 or Section 9.4, as applicable, the Parties shall utilize the most recent information available in estimating the amount of such Asset Tax for purposes of such adjustment. To the extent the actual amount of an Asset Tax (or the amount thereof paid or economically borne by a Party) is ultimately determined to be different than the amount (if any) that was taken into account in the Final Settlement Statement as finally determined pursuant to Section 9.4(b), timely payments will be made from one Party to the other to the extent necessary to cause each Party to bear the amount of such Asset Tax that is allocable to such Party under Section 7.6(a).
(c)    Seller shall timely file any Tax Return with respect to Asset Taxes due on or before the Closing Date or that otherwise relates solely to periods before the Closing Date (a “Pre-Closing Tax Return”) and shall pay any Asset Taxes shown due and owing on such Pre-Closing Tax Return, subject to Seller’s right to reimbursement for any Asset Taxes for which Purchaser is responsible under Section 7.6(a). From and after the Closing Date, Purchaser shall timely file any Tax Returns with respect to Asset Taxes required to be filed after the Closing Date, including such Tax Returns for any Straddle Period (a “Post-Closing Tax Return”), and shall pay any Asset Taxes shown due and owing on such Post-Closing Tax Return, subject to Purchaser’s right to reimbursement for any Asset Taxes for which Seller is responsible under Section 7.6(a). Purchaser shall file any Post-Closing Tax Return relating to a Straddle Period in a manner consistent with past practice. Within fifteen (15) days prior to filing, Seller shall deliver to Purchaser a draft of any such Pre-Closing Tax Return for Purchaser’s review and approval (which approval will not be unreasonably withheld or delayed). Within fifteen (15) days prior to filing, Purchaser shall deliver to Seller a draft of any such Post-Closing Tax Return for Seller’s review and approval (which approval will not be unreasonably withheld or delayed). The Parties agree that (i) this Section 7.6(c) is intended to solely address the timing and manner in which certain Tax returns relating to Asset Taxes are filed and the Asset Taxes shown thereon are paid to the applicable Taxing Authority, and

(ii) nothing in this Section 7.6(c) shall be interpreted as altering the manner in which Asset Taxes are allocated to and economically borne by the Parties.
(d)    Seller shall promptly notify Purchaser in writing upon receipt by Seller of notice of any pending or threatened Tax audits or assessments relating to the income, properties or operations of Seller (for the avoidance of doubt, other than pending or threatened Income Tax audits or assessments) of Seller that are reasonably expected to give rise to a lien or Encumbrance on the Assets after the Closing Date. Each of Purchaser and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the Allocation Schedule or that otherwise could give rise to a claim for indemnification hereunder.
(e)    Any payments made to any Party pursuant to Section 1.3(g), Section 7.6(b) or Article 11 shall constitute an adjustment of the Purchase Price for Tax purposes and shall be treated as such by Purchaser and Seller on their Tax returns to the extent permitted by Law.
(f)    Notwithstanding anything else in this Agreement, each Party shall have the right to structure the transactions contemplated under the terms of this Agreement as a non-simultaneous like-kind exchange pursuant to Section 1031 of the Code, and its implementing Treasury Regulations (a “Like-Kind Exchange”). Notwithstanding any other provisions of this Agreement, in connection with effectuating a Like-Kind Exchange, each Party shall have the right, at or prior to the Closing Date or any subsequent closing, to assign all or a portion of its rights under this Agreement (the “Assigned Rights”) to a “qualified intermediary” (as that term is defined in Section 1.1031(k)-1(g)(4) of the Treasury Regulations) or to a “qualified exchange accommodation titleholder” (as that term is defined in U.S. Revenue Procedure 2000-37). In the event a Party (in its capacity as an exchanging party, referred to in this Section 7.6(f) as an “Exchanging Party”) assigns the Assigned Rights to a “qualified intermediary” pursuant to this Section 7.6(f), then such Exchanging Party agrees to notify the other Party in writing of such assignment reasonably in advance of the Closing Date. In addition, should a Party choose to effectuate a Like-Kind Exchange, the Parties agree to use reasonable best efforts to cooperate with one another in the completion of such an exchange, including the execution of all documents reasonably necessary to effectuate such a Like-Kind Exchange; provided, however, that (a) the Closing Date shall not be delayed or affected by reason of the Like-Kind Exchange, (b) the Exchanging Party shall effect its Like-Kind Exchange through an assignment of the Assigned Rights to a “qualified intermediary” or to a “qualified exchange accommodation titleholder,” but such assignment shall not release such Exchanging Party from any of its liabilities or obligations under this Agreement and (c) the non-Exchanging Party shall incur no additional unreimbursed costs, expenses, fees or liabilities as a result of or in connection with the exchange requested by the Exchanging Party. Each of Seller and Purchaser hereby acknowledge and agree that any assignment of this Agreement pursuant to this Section 7.6(f) shall not release a Party from, or modify, any of its respective liabilities and obligations (including indemnity obligations to each other) under this Agreement. Neither Party, by its consent to a Like-Kind Exchange, shall be responsible in any way for the Exchanging Party’s compliance with such Like-Kind Exchange.
Section 7.7    Further Assurances; Recording. After Closing, Seller and Purchaser each agrees to take such further actions, to execute, acknowledge and deliver all such further documents,

and to cooperate with each other, in each case, as may be reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement or complying with any applicable Law with respect thereto, including with respect to preparation or filing of any financial statement, Tax return or other filing required to be made by any Party or any of their respective Affiliates by any Governmental Authority, stock exchange or under any applicable Law. As soon as reasonably practicable after Closing, Purchaser shall record the Conveyance in the appropriate recording jurisdictions as well as with the appropriate Governmental Authorities, shall make all filings necessary to be made with any Governmental Authority to effectuate the transfer of the Assets and shall provide Seller with copies of all recorded, filed or approved instruments.
Section 7.8    Operatorship; Royalties. With respect to all of the Assets operated by Seller or its Affiliates, Seller shall (and shall cause its Affiliates to) use its commercially reasonable efforts to support Purchaser’s succession of Seller as operator to such Assets, including (a) using commercially reasonable efforts to prepare BOEM designation of operator forms to have Purchaser named as the operator of such Assets, and (b) taking any other action reasonably requested by Purchaser with respect to the transfer of operatorship with respect to such Assets. Purchaser shall timely file any Form 2014s with respect to royalties required to be filed after the Closing Date and shall pay any royalties due and owing on such periods. Notwithstanding anything in this Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached hereto to the contrary, Purchaser shall, within five (5) Business Days of the Closing Date, complete and file all necessary documents to become a designated operator for all Properties for which Seller currently serves as operator.
Section 7.9    No Shop. From and after the Execution Date, Seller shall immediately cease and cause to be terminated any discussions or negotiations with respect to any Third Party Acquisition. Further, except in connection with any Preferential Rights or the contracts set forth on Schedule 7.9, Seller shall not, and shall not authorize or permit any of its Affiliates or any of its or their respective officers, directors, employees, representatives or agents to, and shall not resolve or propose to, directly or indirectly, (a) encourage, solicit, participate in or initiate discussions, negotiations, inquiries, proposals or offers (including any proposal or offer to their shareholders) with or from or provide any non-public information to any Person or group of Persons concerning any Third Party Acquisition or any inquiry, proposal or offer which may lead to a Third Party Acquisition or (b) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any Person. Seller shall not (and shall cause its Affiliates not to) enter into any agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or directly related to, or which is reasonably likely to lead to, a Third Party Acquisition or any proposal for a Third Party Acquisition.
Section 7.10    Representations and Warranties. Each Party shall promptly notify the other of any fact or circumstance about which such Party has or obtains knowledge that would make any representation or warranty of such Party materially untrue or incorrect. No such notification (or failure to make any such notification) shall affect the representations or warranties of the Parties or the conditions to their respective obligations hereunder.

Section 7.11    Closing Conditions. From the Execution Date until the Closing Date, each Party shall use commercially reasonable efforts to satisfy the conditions to the Closing set forth in Article 8.
Section 7.12    Employment Offers to Employees.
(a)    As soon as reasonably practicable following the Execution Date, Purchaser shall be permitted to meet with and interview the Employees on the Employee List (which meetings may occur more than once and may be with one or more of the Employees), subject to mutually and reasonable agreeable parameters that are intended to minimize disruption to Sellers’ business operations. The Parties shall provide to each other such information as the other Party may reasonably request in writing as is necessary for Purchaser to evaluate the Employees, for the Parties to comply with and implement the terms and conditions of Sections 7.12 through 7.20 and the transactions contemplated by this Agreement.
(b)    Prior to the date ten (10) days following the Closing, Purchaser shall inform Seller of any Employees to whom Purchaser or Purchaser’s Affiliates will make an offer of employment with Purchaser or Purchaser’s Affiliates (“Offer Employees”). Such offers (i) shall be in writing, contain terms consistent with Section 7.13 and be consistent in all material respects with applicable Law, (ii) shall be subject to the Closing having occurred and the Employee’s continued employment in the operation of the Assets through the expiration of the Transition Period, and (iii) subject to Section 7.13, shall be effective as of the expiration of the Transition Period or, if later, the date, an Employee returns from an approved leave of absence (the “Transfer Time”). Purchaser covenants that, except as provided in Section 7.15, Purchaser or Purchaser’s Affiliates shall provide each Offer Employee not less than five (5) days prior to the Transfer Time in which to accept or reject Purchaser’s or Purchaser’s Affiliate’s employment offer. Subject to Purchaser’s material compliance with the terms of this Agreement, Seller shall not offer alternative positions with Seller or its Affiliates to the Offer Employees. All Employees who accept employment with Purchaser or Purchaser’s Affiliate pursuant to the offers described either in this Section 7.12 or in Section 7.13 and become employed by Purchaser or one of its Affiliates are referred to herein as “Transferred Employees.” Purchaser and Seller intend that the Transferred Employees will have continuous and uninterrupted employment immediately before and immediately after the Transfer Time.
Section 7.13    Employment Terms.
(a)    Purchaser covenants that, for a period of at least twelve (12) months following the expiration of the Transition Period (the “Protected Period”), it shall, and shall cause its Affiliates to provide to each Transferred Employee who remains in the employ of Purchaser: (i)  monthly base salary or hourly base wage rate as well as non-scheduled overtime pay rates and target bonus opportunities that, in each case, are no less favorable than monthly base salary or hourly base wage rate as well as non-scheduled overtime pay rates and target bonus opportunities that are provided to similarly situated employees of Purchaser and Purchaser’s Affiliates, (ii) employee benefits that are no less favorable than those provided to similarly situated employees of Purchaser and Purchaser’s Affiliates (excluding retiree medical and defined benefit pension plans (other than cash-balance plans), in each case, if such plans would not be provided to a new hire of Purchaser or

Purchaser’s Affiliates), and (iii) to the extent currently working in the Gulf of Mexico, a primary work location in the Gulf of Mexico or, if not currently working in the Gulf of Mexico, employment at a location within fifty (50) miles of the employment location set forth in the employment offer referred to in Section 7.12.
(b)    Purchaser and Seller agree that Seller shall be responsible for the payment of annual bonuses to the Offer Employees in respect of calendar year 2016 and shall determine such annual bonuses in the ordinary course of business consistent with past practice and in a manner that is substantially similar to how annual bonuses are determined for other employees of Seller and its Affiliates. Purchaser covenants that (i) each Transferred Employee shall be eligible to participate in any bonus or other incentive compensation plan or program maintained by Purchaser or its Affiliates for calendar year 2017 (or any later calendar year in which the Transfer Time occurs) (each, a “Purchaser Bonus Plan”) on terms and conditions no less favorable than those applicable to similarly situated employees of Purchaser and Purchaser’s Affiliates, and (ii) each Transferred Employee’s bonus or other incentive compensation award under any Purchaser Bonus Plan for calendar year 2017 (or any later calendar year in which the Transfer Time occurs) shall be calculated as if such Transferred Employee had been employed by Purchaser or one of its Affiliates during such full calendar year.
(c)    Purchaser covenants that, if Purchaser or its Affiliates terminate the employment of any Transferred Employee during the Protected Period under circumstances that would have entitled the Transferred Employee to severance under the severance plan provided by Purchaser and its Affiliates to similarly situated employees (the “Purchaser Severance Plan”), Purchaser shall pay or provide severance to such terminated employee, subject to the employee’s executing and not revoking a standard release of claims in the form provided to similarly situated employees of Purchaser and its Affiliates (but which form shall not impose additional obligations or limitations upon the employee beyond the release of claims), that is no less favorable in the aggregate than (x) if such termination occurs in the first six months of the Protected Period, the greater of (i) the severance set forth on Schedule 7.13(c) or (ii) the severance to which the Transferred Employee would be entitled under the Purchaser Severance Plan or (y) if such termination occurs in the last six months of the Protected Period, the severance to which the Transferred Employee would be entitled under the Purchaser Severance Plan.
Section 7.14    Employment Offers to Employees on Leave. In relation to offers of employment made prior to the Transfer Time to any Offer Employee who is on an approved leave of absence as of the expiration of the Transition Period, such Offer Employee’s employment with Purchaser or its Affiliate shall commence only at such time as such Employee is ready to return to work (but not sooner than the expiration of the Transition Period), provided, however, that such Employee is ready to return to work within six (6) months after the expiration of the Transition Period. In the event any Offer Employee who was on an approved leave of absence as of the expiration of the Transition Period is not ready to return to work within six (6) months after the expiration of the Transition Period the offer of employment to such Offer Employee shall be null and void. In the event Purchaser makes an offer of employment to an Employee under this Section 7.14, such Employee shall be considered an Offer Employee for all purposes hereunder and may become a Transferred Employee hereunder, and the provisions of this Article 7 shall apply to any such Employee mutatis mutandis effective as of the Employee’s commencement of employment with Purchaser or any of its Affiliates.
Section 7.15    Cessation of Participation in Seller’s or its Affiliates’ Benefit Plans. Except to the extent provided by applicable Law, effective as of their termination date with Seller or its Affiliates, the Transferred Employees shall cease to accrue benefits under any and all Seller Plans.
Section 7.16    Employee and Benefit Plan Liabilities. Except as otherwise provided in Section 2.2(m), Section 7.16 through Section 7.19, in the Transition Services Agreement or to the extent considered an Operating Expense, in no event shall (a) Purchaser or any of its Affiliates have or assume any Liability or obligation in respect of, arising out of, relating to or in connection with the employment or engagement of any Employee by Seller or its Affiliates or any Seller Plan (the Liabilities and obligations referred to in this clause (a), subject to the qualifications preceding this clause (a), the “Seller Employment Liabilities”) or (b) Seller or any of its Affiliates have or assume any Liability or obligation in respect of, arising out of, relating to or in connection with the employment or engagement of any Employee by Purchaser or any of its Affiliates or any compensation or benefit plan or arrangement of Purchaser or any of its Affiliates (the Liabilities and obligations referred to in this clause (b), subject to the qualifications preceding this clause (b)(b), the “Purchaser Employment Liabilities”).
Section 7.17    Paid Time Off; Vacation. Purchaser shall assume all obligations of Seller and its Affiliates with respect to accrued but unused vacation and paid time off (“Accrued PTO”) of each Transferred Employee as of the Transfer Time. Transferred Employees shall be permitted to use their Accrued PTO in a manner consistent with Purchaser policies applicable to similarly situated employees of Purchaser and its Affiliates. Transferred Employees shall be permitted to accrue additional vacation and paid-time-off in accordance with the policies and procedures applicable to similarly situated employees of Purchaser and its Affiliates, as in effect from time to time, except that any such additional vacation and paid-time-off accrual shall be limited to the extent the Accrued PTO assumed by Purchaser exceeds Purchaser’s annual carryover limits.
Section 7.18    Terminated Employees. Within five (5) days after the expiration of the Transition Period, Seller shall provide to Purchaser an anonymized list (which shall include work location) of each employee who primarily provided services at the Assets (other than Transferred Employees) whose employment was terminated by Seller or its Affiliates within the ninety (90) day period prior to the expiration of the Transition Period. During the ninety (90) day period following the expiration of the Transition Period, Purchaser shall notify Seller of the termination of employment of any Transferred Employee within two (2) days following such termination. Purchaser shall be responsible for complying with the Worker Adjustment and Retraining Notification Act and any and all obligations under other applicable Laws requiring notice of plant closings, relocations, mass layoffs, reductions in force or similar actions (and for any failures to so comply), in each case, as a result of any termination of employment of a Transferred Employee by Purchaser or any of its Affiliates on or after to the expiration of the Transition Period (whether such obligations arise solely from terminations following the expiration of the Transition Period or in combination with terminations of employment prior to the expiration of the Transition Period).

Purchaser shall indemnify and hold harmless Seller and its Affiliates against any and all Liabilities arising in connection with any failure of Purchaser to comply with the requirements of this Section 7.18. With regard to any employees of Seller who are not Transferred Employees, Seller shall be responsible for complying with the Worker Adjustment and Retraining Notification Act and any and all obligations under other applicable Laws requiring notice of plant closings, relocations, mass layoffs, reductions in force or similar actions (and for any failures to so comply), in each case, as a result of any termination of employment of such employees of Seller who are not Transferred Employees. Seller shall indemnify and hold harmless Purchaser and its Affiliates against any and all Liabilities arising in connection with any failure of Seller to comply with the requirements of this Section 7.18.
Section 7.19    Service Credit. With respect to any employee benefit plan maintained by Purchaser or any of its Affiliates for the benefit of any Transferred Employee (each, a “New Plan”), effective as of the Transfer Time, each Transferred Employee shall be credited with his or her years of service with each Seller and its Affiliates and their respective predecessors before the applicable Transfer Time, to the same extent as such Transferred Employee was entitled, before the applicable Transfer Time, to credit for such service under any similar Seller Plan in which such Transferred Employee participated or was eligible to participate immediately prior to the applicable Transfer Time; provided that the foregoing credit shall not apply to the extent that its application would result in a duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, Purchaser and its Affiliates shall (a) immediately following the applicable Transfer Time, cause each Transferred Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans, (b) immediately following the applicable Transfer Time, cause all pre-existing condition exclusions and actively-at-work requirements in any New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the Seller Plan providing corresponding benefits in which such Transferred Employee participated immediately before the applicable Transfer Time (such plans, collectively, the “Old Plans”), and (c) cause any eligible expenses incurred by such Transferred Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Transferred Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
Section 7.20    Savings Plans. As of no later than the applicable Transfer Time, Purchaser or its Affiliates shall sponsor a defined contribution plan (the “Purchaser Savings Plan”) as defined under Section 3(34) of ERISA and shall allow each Transferred Employee who was eligible to participate in a corresponding plan with Seller or its Affiliates (the “Seller Savings Plan”) as of immediately prior to the applicable Transfer Time to fully participate in such Purchaser Savings Plan. Purchaser shall take the necessary action, including any necessary plan amendments, to cause the Purchaser Savings Plan to permit each Transferred Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in an amount equal to the full account balance distributable, excluding any loans, to such Transferred Employee from the Seller Savings Plan to the Purchaser 401(k) Plan.
Section 7.21    Sole Benefit of Certain Covenants. Sections 7.12 through 7.20 shall be binding upon and inure solely to the benefit of the Parties, and nothing in such Sections, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of such Sections. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The Parties acknowledge and agree that the terms set forth in such Sections shall not create any right in any Transferred Employee or any other Person to any continued employment with Purchaser, Seller or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.
Section 7.22    Removal of Seller Marks. Purchaser agrees that, no later than ninety (90) Days after the end of the Transition Period, Purchaser shall (a) remove, obliterate, cover or replace, as appropriate, all signs, billboards, containers, drums, advertisements or other media containing any service marks, trade names, trade dress or other indicia of origin of Seller or any other Affiliate of Seller located on or appurtenant to any portion of the Properties, including signs, billboards and advertisements or other media located at offices and facilities related to the Properties; and (b) return to Seller or, at Purchaser’s option, destroy all items and materials, including stationery, letterhead and purchase orders, located at or on the Properties that identify Properties of Seller or of any other Affiliate of Seller, or any of the Properties containing the above described marks and have been located by Seller, or such items shall be destroyed upon location by Purchaser, and Purchaser shall certify such destruction to Seller and in such certification shall agree to promptly destroy any additional materials located in the future. In addition, Purchaser agrees that, no later than ninety (90) Days after the end of the Transition Period, Purchaser shall replace all signs located at or on the Properties that use the above-described marks or any mark confusingly similar thereto, identify Properties of Seller or of any other Affiliate of Seller, or identify Seller or any other Affiliate of Seller as the operator of such Properties.
Section 7.23    NORM. The Properties may currently or have in the past contained NORM, and special procedures associated with assessment, remediation, removal, transportation or disposal of NORM may be necessary. Notwithstanding anything contained in any other provision of this Agreement, if Closing occurs, Purchaser expressly assumes and accepts sole responsibility for and agrees to pay all costs and expenses associated with assessment, remediation, removal, transportation and disposal of NORM associated with the Properties, and may not claim the fact that assessment, remediation, removal, transportation or disposal of NORM are not complete or that additional costs and expenses are required in connection with assessment, remediation, removal, transportation or disposal of NORM as an alleged Environmental Defect or a breach of Seller’s representations and warranties under this Agreement or the basis for any other redress against Seller, and Purchaser (on behalf of itself, its Affiliates and their successors and assigns) irrevocably waives any and all Liabilities against all Seller Indemnified Parties associated with the same.
Section 7.24    Decommissioning. The Properties may contain assets, wells, gathering lines, pipelines and facilities that are currently not in service or have been shut in or temporarily or permanently abandoned. Subject to Section 5.14, but notwithstanding anything else contained in any other provision of this Agreement, if Closing occurs, Purchaser expressly assumes and accepts sole responsibility for and agrees to pay all costs and expenses associated with Decommissioning of the Properties, and may not claim the fact that Decommissioning is not complete or that additional costs and expenses are required in connection with Decommissioning as an alleged Environmental Defect or a breach of Seller’s representations and warranties under this Agreement or the basis for any other redress against any Seller Indemnified Party, and Purchaser (on behalf of itself, its Affiliates and their successors and assigns) irrevocably waives any and all Liabilities against the Seller Indemnified Parties associated with the same.
Section 7.25    POOI Agreements. Prior to the Execution Date, Seller has obtained, and delivered to Purchaser, a written acknowledgement and shareholder consent from each Third Party shareholder of POOI (including preferred shareholders) providing that each such shareholder grants its consent to POOI’s execution of this Agreement and all documents required to be executed and delivered hereunder and the consummation of the transactions contemplated herein and therein in a form that is reasonably satisfactory to Purchaser (the “POOI Consent”).  From and after the Execution Date, Seller agrees to fully and timely comply with all obligations arising under such POOI Consent and any of the POOI Agreements in connection with the execution and delivery of this Agreement and all documents required to be executed and delivered hereunder and in connection with the consummation of the transactions contemplated herein and therein.  In addition, Seller shall provide copies to Purchaser of all waivers, certificates or notices relating to POOI issued or obtained between the Execution Date and Closing.
Section 7.26    Amendment of Schedules.
(a)    Purchaser agrees that, with respect to the representations and warranties of Seller contained in this Agreement, Seller shall have the right, exercisable in writing no later than three Business Days prior to the Closing Date, to add, supplement or amend the Schedules to its representations and warranties with respect to any matter arising after the Effective Time and of which Seller did not have knowledge at the Execution Date, or any change in or update to any existing matter after the Execution Date. For purposes of this Agreement, all matters disclosed pursuant to any such addition, supplement or amendment prior to Closing shall be deemed to have been included on the Schedules to Seller’s representations and warranties as of the Execution Date, provided, however, that except with respect to any such additions, supplements or amendments to Schedule 5.4, Schedule 5.6 or Schedule 5.8, all matters disclosed pursuant to any such addition, supplement or amendment at or prior to Closing shall be disregarded for purposes of Seller’s indemnification obligations under Article 11.
(b)    With respect to any Seismic Data that is subject to any Third Party license or other Third Party agreement that prohibits disclosure of the terms of such license or agreement to Purchaser, Seller shall use its commercially reasonable efforts to obtain consent to disclose the terms of such license or agreement to Purchaser and shall be required to update Schedule 5.9 to the extent that any such consent to disclosure is obtained prior to the Closing Date. Notwithstanding the foregoing, Purchaser acknowledges that this provision is not intended to incorporate, and that

Purchaser will not acquire, any master license agreements or any similar agreement with any Third Parties.
Section 7.27    Transfer Orders and Letters in Lieu. With respect to any Asset, to the extent FMOG or any of its Affiliates provides “Marketing Services” (as such term is defined in the Transition Services Agreement) for such Asset, prior to FMOG or any of its Affiliates ceasing to provide “Marketing Services” (as such term is defined in the Transition Services Agreement) for such Asset and in accordance with the Transition Services Agreement, Seller will deliver duly executed transfer orders or letters in lieu thereof on forms supplied by Purchaser and reasonably acceptable to Seller directing all purchasers of production to make payment to Purchaser of proceeds attributable to production from such Assets from and after the Effective Time, for delivery by Purchaser to the purchasers of production.
ARTICLE 8. CONDITIONS TO CLOSING
Section 8.1    Conditions of Seller to Closing. The obligations of Seller to proceed to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:
(a)    Representations.
(i)    The representations and warranties of Purchaser set forth in Article 6 (disregarding for this purpose any limitation or qualification by “materiality” or “material adverse effect”), other than the Fundamental Representations, shall be true and correct in all respects, as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except to the extent such failures to be true and correct, individually or in the aggregate, have not had, and would not be reasonably likely to have, a material adverse effect upon the ability of Purchaser to consummate the transactions contemplated in this Agreement; and
(ii)    the Fundamental Representations of Purchaser shall be true and correct in all respects, in each case, as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct in all respects on and as of such specified date);
(b)    Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;
(c)    No Action. No injunction, order (including any temporary restraining order), award, decree or judgment of any Governmental Authority having appropriate jurisdiction restraining, enjoining or otherwise prohibiting the consummation of or awarding substantial damages associated with the transactions contemplated hereby or the sale of any of the Properties has been issued by any Governmental Authority and remains in effect, and no suit, action or other proceeding is pending with respect thereto;
(d)    Closing Deliverables. Purchaser shall have delivered (or be ready, willing and able to deliver at Closing) to Seller the documents and other items required to be delivered by Purchaser under Section 9.3;
(e)    HSR Act. Any waiting period applicable to the consummation of the transactions contemplated under the terms of this Agreement under the HSR Act shall have expired or been terminated; and
(f)    Exercise of Purchase Right. The Purchase Right Closing described in Section 2.16 of that certain Stockholders Agreement, dated as of November 17, 2011, by and among POOI, FMOG, PXP Resources LLC, and each Third Party shareholder of POOI (including preferred shareholders), as amended, shall have occurred.
Section 8.2    Conditions of Purchaser to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:
(a)    Representations.
(i)    The representations and warranties of Seller set forth in Article 5 (disregarding for this purpose any limitation or qualification by “materiality” or “Material Adverse Effect”), other than the Fundamental Representations, shall be true and correct in all respects, as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except to the extent such failures to be true and correct, individually or in the aggregate, have not had a Material Adverse Effect; and
(ii)    the Fundamental Representations of Seller shall be true and correct in all respects, in each case, as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct in all respects on and as of such specified date);
(b)    Performance. Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;
(c)    No Action. No injunction, order (including any temporary restraining order), award, decree or judgment of any Governmental Authority having appropriate jurisdiction restraining, enjoining or otherwise prohibiting the consummation of or awarding substantial damages associated with the transactions contemplated hereby or the sale of any of the Properties has been issued by any Governmental Authority and remains in effect, and no suit, action or other proceeding is pending with respect thereto;
(d)    Closing Deliverables. Seller shall have delivered (or be ready, willing and able to deliver at Closing) to Purchaser the documents and other items required to be delivered by Seller under Section 9.2;
(e)    HSR Act. Any waiting period applicable to the consummation of the transactions contemplated under the terms of this Agreement under the HSR Act shall have expired or been terminated;
(f)    Title Defects, et al. The sum of (i) all Title Defect Amounts claimed by Purchaser pursuant to Section 3.4 which are, in each case, in excess of the Individual Title Threshold, (ii) Remediation Amounts claimed by Purchaser pursuant to Section 4.2 which are, in each case, in excess of the Individual Environmental Threshold, and (iii) the aggregate reduction in value of all Casualty Losses for which Purchaser is entitled to a remedy pursuant to Section 3.6(b); (provided that, if the value of any such Title Defect Amount, Remediation Amount or Casualty Loss is in dispute, then for purposes of Section 8.2(f), such value shall be as determined by means of averaging the good faith assertions of such amounts by Seller and by Purchaser), shall be less than 20% of the unadjusted Purchase Price; and
(g)    Exercise of Purchase Right. The Purchase Right Closing described in Section 2.16 of that certain Stockholders Agreement, dated as of November 17, 2011, by and among POOI, FMOG, PXP Resources LLC, and each Third Party shareholder of POOI (including preferred shareholders), as amended, shall have occurred.
ARTICLE 9. CLOSING
Section 9.1    Time and Place of Closing. The consummation of the purchase and sale of the Assets as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Seller located at 717 Texas Avenue, Suite 2100, Houston, Texas 77002, at 10:00 a.m., local time, on December 12, 2016 or if all conditions in Article 8 required to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived. The date on which the closing actually occurs is referred to herein as the “Closing Date.”
Section 9.2    Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 9.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:
(a)    duly executed and acknowledged conveyances of the Assets in substantially the form attached hereto as Exhibit B (the “Conveyance”), in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, together with such other forms of assignments of record title ownership or operating rights or assignment of rights of way with respect to the Assets as may be required by BOEM, BSEE or any other applicable Governmental Authority;

(b)    duly executed signature page counterpart to any applicable government forms required by BOEM, BSEE and other Governmental Authorities with jurisdiction over the Wells and Equipment, including any designation of operator, designation of applicant and oil spill financial responsibility forms;
(c)    duly executed, acknowledged and witnessed signature page counterparts of all other assignments, filings or notices in such form required by federal or state agencies for the assignment of any federal or state Assets, each in sufficient duplicate originals to facilitate submission and recording in all appropriate jurisdictions;
(d)    duly executed counterparts of the Transition Services Agreement;
(e)    copies of any and all Consents and waivers of Preferential Rights received by Seller prior to the Closing Date;
(f)    evidence reasonably satisfactory to Purchaser that the Purchase Right Closing described in Section 2.16 of that certain Stockholders Agreement, dated as of November 17, 2011, by and among POOI, FMOG, PXP Resources LLC, and each Third Party shareholder of POOI (including preferred shareholders), as amended, has occurred;
(g)    duly executed counterparts of the Letter of Attornment;
(h)    an executed acknowledgment of the Preliminary Settlement Statement;
(i)    a certificate duly executed by an authorized corporate officer of each of FMOG, FMEP and POOI, dated as of the Closing, certifying on behalf of such Seller that the conditions set forth in Sections 8.2(a) and 8.2(b) have been fulfilled;
(j)    a certificate duly executed by the secretary or any assistant secretary of Seller, dated as of the Closing, (i) attaching and certifying on behalf of each of FMOG, FMEP and POOI complete and correct copies of (A) the certificate of incorporation, certificate of formation, limited liability company agreement and the bylaws of such Seller, as applicable, each as in effect as of the Closing, (B) the resolutions of the applicable governing body of such Seller authorizing the execution, delivery, and performance by Seller of this Agreement and the transactions contemplated hereby, and (C) any required approval by the stockholders of Seller of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Seller the incumbency of each officer of Seller executing this Agreement or any document delivered in connection with the Closing;
(k)    each of FCX Oil & Gas, Inc. and POOI shall deliver to Purchaser at the Closing a properly executed affidavit prepared in accordance with Treasury Regulations section 1.1445-2(b) certifying such Person’s non-foreign status; and
(l)    any other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered at the Closing.
Section 9.3    Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 9.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:
(a)    executed counterparts of the instruments contemplated in Sections 9.2(a) through (h);
(b)    a wire transfer of the Closing Payment in same-day funds;
(c)    an executed acknowledgment of the Preliminary Settlement Statement;
(d)    a certificate by an authorized corporate officer of Purchaser, dated as of the Closing, certifying on behalf of Purchaser that the conditions set forth in Sections 8.1(a) and 8.1(b) have been fulfilled;
(e)    evidence that Purchaser is at Closing qualified with BOEM to hold oil and gas leases on the Outer Continental Shelf, and has posted (or is exempt from posting) with BOEM bonds (area-wide, supplemental and/or additional) required by BOEM;
(f)    a certificate duly executed by the secretary or any assistant secretary of Purchaser, dated as of the Closing, (i) attaching and certifying on behalf of Purchaser complete and correct copies of (A) the certificate of conversion and limited liability company agreement of Purchaser, each as in effect as of the Closing, (B) the resolutions of the Board of Directors of Purchaser authorizing the execution, delivery, and performance by Purchaser of this Agreement and the transactions contemplated hereby, and (C) any required approval by the members of Purchaser of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Purchaser the incumbency of each officer of Purchaser executing this Agreement or any document delivered in connection with the Closing;
(g)    a non-exclusive license, in substantially the form attached hereto as Exhibit J, to all Seismic Data that is owned by Purchaser or its Affiliates after the Closing and acquired pursuant to this Agreement; and
(h)    any other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered at the Closing.
Section 9.4    Closing Payment and Post-Closing Purchase Price Adjustments.
(a)    Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare in good faith and deliver to Purchaser, using and based upon the best information available to Seller, a “Preliminary Settlement Statement” estimating the Adjusted Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 2.2 and the calculation of the adjustments used to determine such amount, together with (i) all information in Seller’s or its Affiliates’ possession used to make such calculations and (ii) the designation of Seller’s account for the wire transfer of the Adjusted Purchase Price. Within three (3) Business Days of receipt of the Preliminary Settlement Statement, Purchaser will deliver to Seller a written report containing all changes with the explanation therefor that Purchaser proposes to be made to the Preliminary Settlement Statement, if any. The Preliminary Settlement Statement, as agreed upon by the Parties, will be used to adjust the Purchase Price at Closing; provided that if the Parties cannot agree on the Preliminary Settlement Statement prior to the Closing, except as set forth in Section 3.4(i) or Section 4.2(g), the Adjusted Purchase Price for purposes of the Closing shall be amount equal to the average of (x) the estimate of the Adjusted Purchase Price as set forth in Seller’s draft of the Preliminary Settlement Statement and (y) the estimate of the Adjusted Purchase Price as set forth in (or imputed from) Purchaser’s written report delivered pursuant to this Section 9.4(a) (the resulting amount, the “Closing Payment”).
(b)    As soon as reasonably practicable after the Closing but not later than the 120th day following the Closing Date, Seller shall prepare in good faith and deliver to Purchaser a “Final Settlement Statement” setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible on actual credits, charges, receipts and other items before and after the Effective Time, together with all information in Seller’s or its Affiliates’ possession used to make such calculations. As soon as reasonably practicable but not later than the 30th day following receipt of Seller’s statement hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to the Final Settlement Statement. The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than 180 days after the Closing Date. In the event that the parties cannot reach agreement within such period of time, either Party may refer the remaining matters in dispute to PricewaterhouseCoopers LLP, or if PricewaterhouseCoopers LLP is unable or unwilling to perform its obligations under this Section, such other nationally recognized independent accounting firm as may be accepted by Purchaser and Seller, for review and final determination. The accounting firm shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The accounting firm’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding on both Parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the accounting firm shall not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The accounting firm shall act as an expert for the limited purpose of determining the specific disputed matters submitted by either Party and may not award damages or penalties to either Party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Each Party shall bear one-half of the costs and expenses of the accounting firm. Within ten (10) days after the earlier of (i) the expiration of Purchaser’s thirty (30) day review period without delivery of any written report or (ii) the date on which the Parties or the accounting firm, as applicable, finally determine the Adjusted Purchase Price, (x) Purchaser shall pay to Seller the amount by which the Adjusted Purchase Price exceeds the Closing Payment or (y) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Adjusted Purchase Price, as applicable.
ARTICLE 10. TERMINATION
Section 10.1    Termination. At any time prior to the Closing, this Agreement may be terminated as follows:

(a)    by the mutual consent of Purchaser and Seller as evidenced in writing signed by Purchaser and Seller;
(b)    by Purchaser, upon written notice to Seller, if any of the conditions to Closing set forth in Section 8.2(c) or Section 8.2(e) have not been satisfied as of January 10, 2017 (the “Outside Termination Date”);
(c)    by Seller, upon written notice to Purchaser, if any of the conditions to Closing set forth in Section 8.1(c) or Section 8.1(e) have not been satisfied as of the Outside Termination Date;
(d)    by Purchaser, upon written notice to Seller, if there has been a material breach by Seller of any representation, warranty, covenant or other agreement set forth herein, in each case, that has prevented or, in Purchaser’s good faith estimation, will prevent the satisfaction of any of the conditions to Closing set forth in Section 8.2(a), Section 8.2(b) or Section 8.2(d) and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Seller on the earlier of (A) the date that is twenty (20) days after receipt of notice thereof from Purchaser or (B) the Outside Termination Date;
(e)    by Seller, upon written notice to Purchaser, if there has been a material breach by of any representation, warranty, covenant or other agreement set forth herein, in each case, that has prevented or, in Seller’s good faith estimation, will prevent the satisfaction of any of the conditions to Closing set forth in Section 8.1(a), Section 8.1(b) or Section 8.1(d) and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Purchaser on the earlier of (i) the date that is twenty (20) days after receipt of notice thereof from Seller or (ii) the Outside Termination Date; or
(f)    by Purchaser or Seller, upon written notice to the other Party, if the condition to Closing set forth in Section 8.2(f) has not been satisfied as of the targeted Closing Date;
provided, however, that no Party shall have a right to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a) or Section 10.1(f)) if such Party is in material breach of any representation, warranty or covenant contained in this Agreement.
Section 10.2    Effect of Termination.
(a)    If the obligation to close the transactions contemplated by this Agreement is terminated pursuant to any provision of Section 10.1 hereof, then, except for the provisions of Section 5.1, Section 7.2(a), this Section 10.2, Section 11.6, Article 12 (other than Sections 12.5, 12.7, and 12.8) and such of the defined terms set forth herein necessary to give context to the surviving provisions, each of which shall survive the termination of this Agreement, this Agreement shall forthwith become void and the Parties shall have no Liability or obligation hereunder.
(b)    If Purchaser is entitled to terminate this Agreement pursuant to Section 10.1 because of (i) the Willful Breach by Seller of this Agreement, or (ii) the failure of Seller to close in the instance where, as of the Outside Termination Date, (A) all of the conditions in Section 8.1 (excluding conditions that, by their terms, cannot be satisfied until the Closing) have been satisfied (or waived by Seller), (B) Purchaser is ready, willing and able to perform its obligations under Section 9.3, and (C) Seller nevertheless elects not to close, then in either such event, Purchaser may elect to either (1) terminate this Agreement, in which event, Purchaser shall be entitled to an amount equal to One Hundred Million Dollars ($100,000,000) as liquidated damages (the “Purchaser Termination Fee”), which amount shall be immediately payable by wire transfer in immediately available funds by Seller to Purchaser, or (2) seek all remedies available to Purchaser at Law or in equity, including the enforcement of specific performance of this Agreement. The Parties agree that (x) that Purchaser will suffer damages that are not practicable to ascertain and (y) the foregoing described liquidated damages are reasonable considering all of the circumstances existing as of the Execution Date and constitute the Parties’ good faith estimate of the actual damages reasonably expected to result from such termination of this Agreement by Purchaser. If Purchaser elects to seek specific performance, Purchaser and Seller each agree to waive any requirement for the posting of a bond in connection with any such equitable relief in favor of the other Party. Purchaser may elect to terminate this Agreement and receive liquidated damages as provided in this Section 10.2(b), even if it first sought specific performance, at any time prior to a final non-appealable order from a court with appropriate jurisdiction enforcing specific performance as provided in this Section 10.2(b). Notwithstanding anything to the contrary in this Agreement, if the Purchaser Termination Fee shall become due and payable in accordance with this Section 10.2(b), from and after such termination and payment of the Purchaser Termination Fee pursuant to and in accordance with this Section 10.2(b), Seller shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby, except in relation to the obligations under the Sections of this Agreement referenced in Section 10.2(a).
(c)    If Seller is entitled to terminate this Agreement pursuant to Section 10.1 because of (i) the Willful Breach by Purchaser of this Agreement, or (ii) the failure of Purchaser to close in the instance where, as of the Outside Termination Date, (A) all of the conditions in Section 8.2 (excluding conditions that, by their terms, cannot be satisfied until the Closing) have been satisfied (or waived by Purchaser), (B) Seller is ready, willing and able to perform its obligations under Section 9.2, and (C) Purchaser nevertheless elects not to close, then in either such event, Seller may elect to either (1) terminate this Agreement, in which event, Seller shall be entitled to an amount equal to One Hundred Million Dollars ($100,000,000) as liquidated damages (the “Seller Termination Fee”), which amount shall be immediately payable by wire transfer in immediately available funds by Purchaser to Seller, or (2) seek all remedies available to Seller at Law or in equity, including the enforcement of specific performance of this Agreement. The Parties agree that (x) that Seller will suffer damages that are not practicable to ascertain and (y) the foregoing described liquidated damages are reasonable considering all of the circumstances existing as of the Execution Date and constitute the Parties’ good faith estimate of the actual damages reasonably expected to result from such termination of this Agreement by Seller. If Seller elects to seek specific performance, Purchaser and Seller each agree to waive any requirement for the posting of a bond in connection with any such equitable relief in favor of the other Party. Seller may elect to terminate this Agreement and receive liquidated damages as provided in this Section 10.2(c), even if it first sought specific performance, at any time prior to a final non-appealable order from a court with appropriate jurisdiction enforcing specific performance as provided in this Section 10.2(c). Notwithstanding anything to the contrary in this Agreement, if the Seller Termination Fee shall become due and payable in accordance with this Section 10.2(c), from and after such termination and payment of the Seller Termination Fee pursuant to and in accordance with this Section 10.2(c), Purchaser shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby, except in relation to the obligations under the Sections of this Agreement referenced in Section 10.2(a).
(d)    Subject to the foregoing Section 10.2(b) and Section 10.2(c), upon the termination of this Agreement neither Party shall have any other Liability or obligation hereunder or otherwise to the other Party with respect to this Agreement or the transactions contemplated by this Agreement.
ARTICLE 11. INDEMNIFICATIONS; LIMITATIONS
Section 11.1    Assumption of Obligations; Retained Liabilities.
(a)    Subject to Purchaser’s rights to indemnity under this Article 11 and Seller’s obligations with respect to pre-Effective Time Operating Expenses pursuant to Section 1.3, from and after the Closing Date, Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and Liabilities of Seller and Seller’s Affiliates, known or unknown, with respect to the Assets, other than the Retained Liabilities, including all (i) obligations to Decommission any Properties, (ii) all Purchaser Employment Liabilities and (iii) all Third Party Claims relating to preferential purchase rights (all of said obligations and Liabilities, less and except the Retained Liabilities, are referred to herein as the “Assumed Obligations”).
(b)    Seller shall retain and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and Liabilities of Seller, known or unknown, with respect to all Liabilities to the extent arising from or attributable to the following, regardless of whether such obligations or Liabilities arose prior to, on or after the Effective Time, except as otherwise specified: (i) the ownership, operation and use of the Excluded Assets, subject to Section 3.5(j); (ii) all matters set forth on Schedule 5.4, Schedule 5.6 or Schedule 5.8, (iii) all Seller Taxes, (iv) Liabilities arising in connection with property damage (including debris and wreck removal to the extent required by applicable Law), personal injury, illness or death, to the extent arising from or attributable to, the use, ownership or operation of the Assets prior to the Closing Date, (v) Hazardous Substances related or attributable to the Assets that, prior to the Closing Date, were disposed of off-site, (vi) all Seller Employment Liabilities, (vii) all Liabilities or obligations of any kind to any equityholder of POOI to the extent related to, arising out of or otherwise in connection with any of the POOI Agreements (for the avoidance of doubt, not including any obligations of Purchaser to make any payments or perform any covenants expressly contemplated by this Agreement), (viii) to the extent not covered by any other Retained Liability or any Assumed Obligation, all of the obligations and Liabilities of Seller, known or unknown, with respect to the Assets, to the extent, and only to the extent, that such Liabilities arose prior to the Effective Time or are related to any breach, event, occurrence, matter or circumstance that occurred prior to the Effective Time, (ix) the payment of proceeds or other amounts owed to Working Interest, royalty, overriding royalty and other interest owners relating to the Properties

(including any operational or regulatory reporting), and attributable to the period of time prior to the Effective Time, including any mispayments or allegations of mispayments of such proceeds or amounts attributable to the period of time prior to the Effective Time, (x) disputes related to the proper billing or payment of joint interest billing accounts related to ownership or operation of the Assets prior to the Effective Time, and (xi) fines, penalties and other similar obligations levied by any Governmental Authority with respect to the condition, ownership, use or operation of the Assets prior to the Closing Date (all of said obligations and Liabilities are referred to herein as the “Retained Liabilities”); and provided that any Retained Liability that is currently a Liability of one or more of FMOG, FMEP or POOI shall remain a Liability of such entity or entities and shall not be assumed by any other entity or entities (except to the extent covered by the Seller’s parent guarantee delivered in connection herewith).
Section 11.2    Indemnification.
(a)    From and after Closing, Purchaser shall indemnify, defend, and hold harmless Seller and its Affiliates, and all of its and their respective partners, members, directors, officers, managers, employees, attorneys, agents, Representatives, successors and assigns (collectively, “Seller Indemnified Parties”) from and against all Liabilities sustained or incurred by any person or entity, or incurred in the investigation or defense of any of the same or in asserting, presenting or enforcing any of their respective rights hereunder arising from, based upon, related to or associated with:
(i)    Purchaser’s breach of any of its covenants or agreements contained this Agreement,
(ii)    any breach of any representation or warranty made by Purchaser contained in this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 9.3(d), and
(iii)    subject to Seller’s indemnification obligations pursuant to sub-section (b) below, the Assumed Obligations,
REGARDLESS OF FAULT.
(b)    From and after Closing, Seller shall indemnify, defend, and hold harmless Purchaser and its Affiliates, and all of its and their respective partners, members, directors, officers, managers, employees, attorneys, agents, Representatives, successors and assigns (collectively, “Purchaser Indemnified Parties”) from and against all Liabilities sustained or incurred by any person or entity or incurred in the investigation or defense of any of the same or in asserting, presenting or enforcing any of their respective rights hereunder arising from, based upon, related to or associated with:
(i)    Seller’s breach of any of its covenants or agreements contained this Agreement,

(ii)    any breach of any representation or warranty made by Seller contained in this Agreement or in the certificate delivered by Seller at Closing pursuant to Section 9.2(i), and
(iii)    the Retained Liabilities,
REGARDLESS OF FAULT.
(c)    No Indemnified Party other than Seller and Purchaser shall have any rights against either Seller or Purchaser under the terms of this Section 11.2 except as may be exercised on its behalf by Purchaser or Seller.
Section 11.3    Indemnification Actions. All claims for indemnification pursuant to this Agreement shall be asserted and resolved as follows:
(a)    The term “Indemnifying Party” when used in connection with particular Liabilities shall mean the Party having an obligation to Indemnify another Party or Person(s) with respect to such Liabilities pursuant to this Agreement, and the term “Indemnified Party” when used in connection with particular Liabilities shall mean the Party or Person(s) having the right to be indemnified with respect to such Liabilities by another Party pursuant to this Agreement.
(b)    The term “REGARDLESS OF FAULT” MEANS WITHOUT REGARD TO THE CAUSE OR CAUSES OF ANY CLAIM, INCLUDING, EVEN THOUGH A CLAIM IS CAUSED IN WHOLE OR IN PART BY:
(i)    THE NEGLIGENCE (WHETHER SOLE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY, ACTIVE, PASSIVE, GROSS OR OTHERWISE), WILLFUL MISCONDUCT, STRICT LIABILITY OR OTHER FAULT OF ANY MEMBER OF THE PURCHASER INDEMNIFIED PARTIES, THE SELLER INDEMNIFIED PARTIES, INVITEES AND/OR THIRD PARTIES; AND/OR
(ii)    A PRE-EXISTING DEFECT, WHETHER PATENT OR LATENT, OF THE ASSETS AND/OR EQUIPMENT.
(c)    To make a claim for indemnification pursuant to this Agreement, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 11.3, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 11.3 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party’s ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached.
(d)    In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30 day period (or such shorter period until notification from the Indemnifying Party is received), at the expense of the Indemnifying Party, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.
(e)    If the Indemnifying Party admits its liability to defend the Indemnified Party against a Third Party Claim, it shall have the right and obligation to diligently defend, at its sole cost and expense, such Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Third Party Claim which the Indemnifying Party elects to contest (provided that in no event shall an Indemnified Party be obligated to bring any cross-complaint or counterclaim against any Person). The Indemnified Party may participate in, but not control, at its own expense, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 11.3(e). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all Liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).
(f)    If the Indemnifying Party does not admit its liability or admits its liability to defend the Indemnified Party against the Third Party Claim, but fails to diligently prosecute or settle such Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party (to the extent the Indemnified Party is entitled to indemnification hereunder), with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability to defend the Indemnified Party against the Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its liability to indemnify the Indemnified Party from and against the Liability and consent to such settlement, (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement, or (iii) deny liability. If the Indemnified Party settles any Third Party Claim over the objection of the Indemnifying Party after the Indemnifying Party has timely admitted its obligation in writing and has actually assumed the defense of a Third Party Claim, the Indemnified

Party shall be deemed to have waived any right to indemnity for such claim. Any failure to respond to such notice by the Indemnified Party shall be deemed to be an election under subsection (i) above. Notwithstanding the other provisions of this Section 11.3, if the Indemnifying Party disputes its potential liability to the Indemnified Party under this Section 11.3 and if such dispute is resolved in favor of the Indemnifying Party, the Indemnifying Party shall not be required to bear any costs and expenses of the Third Party Claim or the Indemnified Party’s defense pursuant to this Section 11.3 and, to the extent incurred by the Indemnifying Party, such costs and expenses shall be promptly reimbursed by the Indemnified Party.
(g)    In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Liabilities complained of, (ii) admit its liability for such Liability or (iii) dispute the claim for such Liabilities. If the Indemnifying Party does not notify the Indemnified Party within such 30 day period that it has cured the Liabilities or that it disputes the claim for such Liabilities, the amount of such Liabilities shall conclusively be deemed a Liability of the Indemnifying Party hereunder.
Section 11.4    Limitation on Actions.
(a)    The representations and warranties (other than the Fundamental Representations) of the Parties in Articles 5 and 6 and the corresponding representations and warranties (other than the Fundamental Representations) given in the certificates delivered at the Closing pursuant to Sections 9.2(i) and 9.3(d), as applicable, shall survive the Closing for a period of twelve (12) months, provided, however, that notwithstanding anything to the contrary herein, (i) the Fundamental Representations (other than the representations and warranties set forth in Section 5.5) and the special warranty of title contained in the Conveyance shall each survive the Closing without time limitation, (ii) the representations and warranties set forth in Section 5.5 shall survive the Closing until the expiration of the relevant statute of limitations, and (iii) the representations and warranties set forth in Sections 5.6, 5.14 (except to the extent related to any Wells that are not set forth on Exhibit A-2) and 5.15 shall survive the Closing for a period of eighteen (18) months. The covenants of the Parties that are required to be performed prior to the Closing shall survive the Closing for a period of twelve (12) months, and all other covenants of the Parties shall survive the Closing until the expiration of the applicable statute of limitations. The remainder of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided herein. Representations, warranties, covenants, and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant, or agreement prior to its expiration date.
(b)    The indemnities in Sections 11.2(a)(i), 11.2(a)(ii), 11.2(b)(i) and 11.2(b)(ii) shall terminate as of the termination date of each respective representation, warranty, covenant, or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date. The indemnities in Sections 11.2(a)(iii) and Section 11.2(b)(iii) shall continue without time limit, except that (A) the indemnity in Section 11.2(b)(iii) with respect to subsections (viii), (ix) and (x) in the definition of Retained Liabilities in Section 11.1(b) (but only with respect to such subsections) shall survive the Closing for a period of twelve (12) months, following which period the Liabilities described in such subsections shall cease to be Retained Liabilities and shall become Assumed Obligations, (B) the indemnity in Section 11.2(b)(iii) with respect to subsection (xi) in the definition of Retained Liabilities in Section 11.1(b) (but only with respect to such subsection) shall survive the Closing for a period of twenty-four (24) months, following which period the Liabilities described in such subsections shall cease to be Retained Liabilities and shall become Assumed Obligations and (C) the indemnity in Section 11.2(b)(iii) with respect to subsection (iii) of the definition of Retained Liabilities in Section 11.1(b) shall survive the Closing until the expiration of the relevant statute of limitations.
(c)    Seller shall not have any liability for any indemnification under Section 11.2(b)(ii) for any Liability with a value of $350,000 or less, net to Seller’s interest (and these types of Liabilities will not be counted in determining whether the $20,000,000 amount described below has been met), and Seller shall have no Liability for any indemnification under Section 11.2(b)(ii) until and unless the aggregate amount of the liability for all such Liabilities for which Claim Notices are delivered by Purchaser (and for which Seller is responsible) exceeds $20,000,000, and then only to the extent such the aggregate Liabilities which are above such $20,000,000 threshold exceed $20,000,000, provided, however, that the indemnities under Section 11.2(b)(ii) for a breach of any Fundamental Representation shall not be limited by the provisions of this Section 11.4(c).
(d)    Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify Purchaser under Section 11.2(b)(i) and Section 11.2(b)(ii) for aggregate Liabilities in excess of 25% of the Purchase Price, provided, however, that the indemnities under Section 11.2(b)(ii) for a breach of any Fundamental Representation shall not be limited by the provisions of this Section 11.4(d).
(e)    The amount of any Liabilities for which an Indemnified Party is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds realized by the Indemnified Party or its Affiliates with respect to such Liabilities (net of any collection costs, and excluding the proceeds of any insurance policy issued, reinsured or underwritten by the Indemnified Party or its Affiliates).
(f)    “Fundamental Representations” shall mean the representations and warranties set forth in (i) Sections 5.2(a), 5.2(b), 5.2(c), 5.3, 5.5, 5.14 (to the extent, and only to the extent, related to any Wells that are not set forth on Exhibit A-2), 5.17, 5.18 and 5.25 and (ii) Sections 6.1, 6.2, 6.3, 6.5, 6.8, 6.9, 6.10, 6.11 and 6.12.
(g)    In no event shall any Indemnified Party be entitled to duplicate compensation with respect to the same Liability, loss, cost, expense, claim, award or judgment under more than one provision of this Agreement and the various documents delivered in connection with the Closing, or for which an Indemnified Party received the benefits of an adjustment to the Purchase Price pursuant to Section 2.2 hereof.
(h)    For purposes of this Article 11, any claim of, and Liability resulting from, any breach or inaccuracy in the representations and warranties under this Agreement and the corresponding representations and warranties given in the certificates to be delivered by Seller at

Closing pursuant to Section 9.2(i) shall be determined without regard to any materiality qualifiers in or affecting such representations or warranties.
Section 11.5    Non-Compensatory Damages. NONE OF THE PURCHASER INDEMNIFIED PARTIES NOR SELLER INDEMNIFIED PARTIES SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY OR SUCH OTHER PARTY’S AFFILIATES ANY INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, SPECULATIVE OR EXEMPLARY DAMAGES OR DAMAGES FOR LOST PROFITS (WHETHER DIRECT OR INDIRECT) OR LOSS OF BUSINESS OPPORTUNITY OF ANY KIND ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT TO THE EXTENT ANY SUCH PARTY SUFFERS SUCH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEYS' FEES INCURRED IN CONNECTION WITH THE DEFENSE OF SUCH DAMAGES) TO A THIRD PARTY, WHICH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEYS' FEES INCURRED IN CONNECTION WITH THE DEFENSE OF SUCH DAMAGES) SHALL NOT BE EXCLUDED BY THIS PROVISION AS TO RECOVERY HEREUNDER. SUBJECT TO THE PRECEDING SENTENCE, EACH OF SELLER, ON BEHALF OF ITSELF AND THE SELLER INDEMNIFIED PARTIES, AND PURCHASER, ON BEHALF OF ITSELF AND THE PURCHASER INDEMNIFIED PARTIES, WAIVES ANY RIGHT TO RECOVER INDIRECT, PUNITIVE, SPECIAL, INCIDENTAL, SPECULATIVE, EXEMPLARY AND CONSEQUENTIAL DAMAGES, INCLUDING DAMAGES FOR LOST PROFITS (WHETHER DIRECT OR INDIRECT) OR LOSS OF BUSINESS OPPORTUNITY, ARISING IN CONNECTION WITH OR WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 11.6    Exclusive Remedy and Release. Except for fraud, the indemnification remedies set forth in this Article 11 and the special warranty of title contained in the Conveyance, shall, from and after the Closing, constitute the sole and exclusive remedies of the Parties with respect to any and all Liabilities relating to the subject matter of this Agreement, including statutory or other claims arising under any Law. In furtherance of the foregoing, the Parties hereby waive and release, from and after the Closing to the fullest extent permitted by Law, any and all rights, Liabilities, and causes of action, with respect to the subject matter of this Agreement, they may have against the other Parties, their respective Affiliates and their respective officers, directors, managers, employees, members, agents, and representatives arising under or based upon any Law. Except for (a) claims made pursuant to the express indemnification provisions of this Article 11 or pursuant to the special warranty of title contained in the Conveyance, and (b) the express rights of Purchaser pursuant to Section 3.4 and Section 4.2 (to the extent any such rights expressly survive the Closing pursuant to their terms), Purchaser, on behalf of the Purchaser Indemnified Parties, and Seller, on behalf of each of the Seller Indemnified Parties, shall be deemed to have waived, to the fullest extent permitted under applicable Law, any right of contribution against such Seller or any of its Affiliates and any and all rights, Liabilities and causes of action it may have against such Seller or any of its Affiliates or Purchaser or any of its Affiliates, respectively, arising under or based on any federal, state or local Law, common Law or otherwise. Notwithstanding the foregoing, nothing in this Section 11.6 shall prevent any Party from seeking injunctive or equitable relief in pursuit of its indemnification claims under this Article 11 or to enforce a covenant set forth in this Agreement, or as otherwise contemplated by this Agreement.
Section 11.7    Opportunity for Review. Each Party represents that it has had an adequate opportunity to review all waiver, release, indemnity and defense provisions in this Agreement, including the opportunity to submit the same to legal counsel for review and advice. Based upon the foregoing representation, the Parties agree to the provisions set forth above in this Article 11.
Section 11.8    Purchaser’s Knowledge with Respect to Certain Operated Assets. Notwithstanding anything in this Agreement to the contrary, Seller shall not have any liability for any indemnification under Section 11.2(b)(ii) for any Liability resulting from the breach or inaccuracy of any representation or warranty related to the operation or condition of the Assets that is qualified with respect to Seller’s knowledge, to the extent that, as of the Execution Date, (a) Purchaser has knowledge of such breach or inaccuracy of such representations and warranties, and (b) the affected Asset is operated by Purchaser or any of Purchaser’s Affiliates.
ARTICLE 12. MISCELLANEOUS
Section 12.1    Exhibits and Schedules. All of the Exhibits and Schedules referred to in this Agreement constitute a part of this Agreement. Each Party to this Agreement and its counsel has received a complete set of Exhibits and Schedules prior to and as of the execution of this Agreement.
Section 12.2    Expenses. Except as provided in Section 12.5, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.
Section 12.3    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Any signature hereto delivered by a Party by facsimile transmission or other electronic transmission shall be deemed an original signature hereto.
Section 12.4    Notices. All notices and communications required or permitted to be given hereunder shall be in writing and shall be delivered personally, sent by bonded overnight courier, mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid or sent by email (provided that delivery of such email is confirmed by written confirmation), addressed to the appropriate Party at the address for such Party shown below:
If to Seller:    Kathleen L. Quirk
Freeport-McMoRan Inc.
333 North Central Avenue
Phoenix, Arizona 85004

Attention: Executive Vice President, Chief Financial Officer, and Treasurer
Telephone: 602-366-8016
Email: kquirk@fmi.com
and

Douglas N. Currault II
333 North Central Avenue
Phoenix, Arizona 85004
Attention: Deputy General Counsel and Corporate Secretary
Telephone: 602-366-8093
Email: dcurraul@fmi.com
With a copy to:    Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: David E. Shapiro
Telephone: 212-403-1000
Email: DEShapiro@wlrk.com
If to Purchaser:    David A. Janise
General Manager, Gulf of Mexico
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380
Attention: General Manager, Gulf of Mexico
Telephone: 832-636-3178
Email: David.Janise@anadarko.com
With a copy to:    Amanda M. McMillian
Senior Vice President, General Counsel, Corporate Secretary & Chief Compliance Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380
Attention: Office of the General Counsel
Telephone: 832-636-7584
Email: Amanda.McMillian@anadarko.com
Any notice or communication given in accordance herewith shall be deemed to have been given when delivered to the addressee in person, or by courier, during normal business hours, or upon actual receipt by the addressee after such notice has either been delivered to an overnight courier or deposited in the United States Mail or sent electronically via email (provided that delivery of such email is confirmed by written confirmation), as the case may be. The Parties may change the addresses to which such notices or communications are to be addressed by giving written notice to the other Party in the manner provided in this Section 12.4.
Section 12.5    Sales or Use Tax, Recording Fees and Similar Taxes and Fees. Purchaser shall pay 100% of any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby (“Transfer Taxes”). If such transfers or transactions are exempt from any such Taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser will timely furnish to Seller such certificate or evidence. The Parties will reasonably cooperate as may be necessary to establish the applicability of any available Transfer Tax exemption (including, for the avoidance of doubt, any applicable isolated or occasional sale exemption).
Section 12.6    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
Section 12.7    Replacement of Bonds, Letters of Credit and Guarantees. The Parties understand that none of the bonds, letters of credit and guarantees, if any, posted by Seller or any of its Affiliates with any Governmental Authority or Third Party and relating to the Assets are to be transferred to Purchaser. On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for such bonds, letters of credit and guarantees, to the extent such replacements are necessary to permit the cancellation of the bonds, letters of credit and guarantees posted by Seller and such Affiliates or to consummate the transactions contemplated by this Agreement.
Section 12.8    Records Within thirty days of Closing, Seller, at its sole cost and expense, shall deliver or cause to be delivered to Purchaser the Records. Seller may retain copies of any or all of the Records, subject to its obligations under Section 7.2(b). Purchaser and Seller agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Assets, including access to books and records, as is reasonably necessary for the filing of all Tax returns by Purchaser or Seller, the making of any election relating to Taxes, the preparation for any audit by any Taxing authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Purchaser shall retain all Records with respect to Taxes for a period of at least seven (7) years following the Closing Date (or such longer period as the statute of limitations for assessment of such Taxes remains open). Seller shall retain all books and records with respect to Taxes pertaining to the Assets not included in the Records for a period of at least seven (7) years following the Closing Date (or such longer period as the statute of limitations for assessment of such Taxes remains open). Purchaser and Seller shall cooperate fully with each other in the conduct of any audit, litigation or other proceeding relating to Taxes involving the Assets, Allocated Values, or Allocation Schedule.
Section 12.9    Governing Law; Jurisdiction; Venue; Jury Waiver. THIS AGREEMENT AND THE LEGAL RELATIONS AMONG THE PARTIES SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS EXCLUDING ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT MIGHT REFER CONSTRUCTION OF SUCH PROVISIONS TO THE LAWS OF ANOTHER JURISDICTION. SUBJECT TO THE REQUIREMENT THAT ALL DISPUTES UNDER THIS AGREEMENT BE RESOLVED PURSUANT TO THE ARBITRATION PROVISIONS SET FORTH IN SECTION 12.10, IN ANY ACTION TO ENFORCE ANY ARBITRATION DECISION, EACH OF THE PARTIES HERETO CONSENTS TO THE EXERCISE OF JURISDICTION IN PERSONAM BY THE UNITED STATES FEDERAL DISTRICT COURTS LOCATED IN HOUSTON, TEXAS (OR IF THE FEDERAL DISTRICT COURTS DO NOT HAVE JURISDICTION, THEN THE STATE COURTS IN HOUSTON, TEXAS) FOR ANY SUCH ACTION. ALL SUCH ACTIONS SHALL BE BROUGHT IN THE UNITED STATES FEDERAL DISTRICT COURTS HAVING SITES IN HOUSTON, TEXAS (AND ALL APPELLATE COURTS HAVING JURISDICTION THEREOVER) OR, IF THE FEDERAL COURTS DO NOT HAVE JURISDICTION, THEN THE STATE COURTS IN HOUSTON, TEXAS (AND ALL APPELLATE COURTS HAVING JURISDICTION THEREOVER). EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF ANY PAPERS, NOTICES OR PROCESS AT THE ADDRESS SET OUT IN SECTION 12.4 IN CONNECTION WITH ANY SUCH ACTION AND AGREES THAT NOTHING HEREIN WILL AFFECT THE RIGHT OF THE OTHER PARTY TO SERVE ANY SUCH PAPERS, NOTICES OR PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY HERETO WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION IN SUCH COURTS AND WAIVES ANY OBJECTION THAT SUCH COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER SUCH PARTY. EACH PARTY HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION.
Section 12.10    Arbitration. It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy, cause of action or claim arising out of or in relation to or in connection with this Agreement, any documents contemplated to be executed hereunder, or the transactions contemplated hereby or thereby, whether sounding in contract, tort, statutory law, at common law, or in equity, including, any dispute as to the construction, validity, interpretation, enforceability or breach of this Agreement (“Dispute”), (other than a Dispute arising out of or in relation to or in connection with (i) Section 3.4, which shall be resolved in accordance with Section 3.4(i), or Section 3.6 or Section 4.2, which shall be resolved in accordance with Section 4.2(g) or (ii) the calculation of the Adjusted Purchase Price, which shall be resolved in accordance with Section 9.4(b)), shall be exclusively and finally resolved by arbitration in accordance with the terms and conditions of this Section 12.10. This agreement to arbitrate any Dispute shall be binding on and shall inure to the benefit of the Parties and their Affiliates and assigns.

(b)Pre-Arbitration Procedure. Should a Dispute arise, the Party with the Dispute shall deliver to the other Party a Notice of Dispute with supporting documentation as to the circumstances leading to the Dispute (“Notice of Dispute”). The Parties shall then each appoint a management representative (“Management Representative”) who is duly authorized to investigate, negotiate, and settle the Dispute. The Management Representative for each Party shall meet and confer as often as they deem reasonably necessary for a period not exceeding thirty (30) Business Days following the delivery of the Notice of Dispute.

(c)Initiation of Arbitration. If the Parties are unable to resolve the Dispute using the procedure set forth in Section 12.10(a) above, the matter shall be submitted to arbitration in accordance with the procedures set forth below. The arbitration shall be initiated by any Party delivering a Notice of Intention to Arbitrate (“Notice of Arbitration”) to the other Party and the administrator for the American Arbitration Association.

(d)Arbitration Procedure and Governing Law. The arbitration proceedings shall be conducted in Houston, Texas, United States of America in accordance with the Commercial Arbitration Rules of the American Arbitration Association as in effect on the Execution Date.  The Arbitrator(s) shall apply the governing substantive law of the State of Texas without regard to its conflicts of law principles which may suggest or require the application of the laws of another jurisdiction. The Arbitration shall be conducted in the English language.

(e)Arbitrators. For all Disputes, regardless of the amount of the Dispute, there shall be three neutral Arbitrators. The Arbitrators shall have a minimum of ten (10) years of experience in the oil and gas industry and also have experience or knowledge related to the general subject matter of the Dispute. None of the arbitrators shall have been an employee of either Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the Dispute. Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the Notice of Arbitration. The Party-appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the Party-appointed arbitrators. If the Party-appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal and/or one Party fails to appoint its Party-appointed arbitrator within the applicable period, the American Arbitration Association shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years’ experience in the oil and gas industry and with at least five (5) years’ experience as an arbitrator.

(f)Decision and Award. All decisions of the arbitral tribunal shall be by majority vote. The Arbitrators shall promptly determine the claims of the Parties and render a reasoned final decision in writing (“Decision”). The Arbitrators will render the Decision within thirty (30) Business Days after any post-arbitration briefing that the Arbitrators may order. The Arbitrators may not, under any circumstances, award indirect, incidental, exemplary, consequential, special or punitive damages.

(g)Appeal. The Decision shall be final and binding on the Parties, without right of appeal; and each Party waives any right it may otherwise have to appeal the Decision. Judgment regarding the Decision may be entered and enforced in court pursuant to Section 12.9.

(h)Expenses. Each Party shall pay its own expenses in connection with the arbitration, but the compensation and expenses of the arbitrators shall be borne in such manner as specified in the arbitral award.

(i)Privilege. Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the courts of the State of Texas, shall apply to and be binding in any arbitration proceeding conducted under this Section 12.10.

(j)Service. Each Party hereby irrevocably consents to the service of any Notice of Arbitration or any other papers, notices or process at the address set out in Section 12.4 in connection with any Dispute and agrees that nothing herein will affect the right of the other Party to serve any such Notice of Arbitration or other papers, notices or process in any other manner permitted by applicable Law.

Section 12.11    Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
Section 12.12    Waiver; Rights Cumulative. Any of the terms, covenants, representations, warranties or conditions hereof may be waived only by a written instrument executed by or on behalf of the Party waiving compliance. No course of dealing on the part of any Party, or its respective officers, employees, agents or Representatives, and no failure by a Party to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. No waiver by any Party of any condition, or any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation or warranty. The rights of the Parties under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.
Section 12.13    Assignment. Except for transfers by Purchaser to Affiliates or as permitted pursuant to Section 7.6(f), no Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any transfer or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.
Section 12.14    Entire Agreement. The Confidentiality Agreement, this Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached hereto constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof. In the event of any conflict between the provisions of this

Agreement and any of the documents contemplated to be executed hereunder or the Exhibits or Schedules, the provisions of this Agreement shall control.
Section 12.15    Amendment. This Agreement may be amended or modified only by an agreement in writing signed by each of the Parties and expressly identified as an amendment or modification.
Section 12.16    No Third Party Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Sections 11.2(a) or 11.2(b), subject to Section 11.2(c).
Section 12.17    References.
In this Agreement:
(a)    References to any gender includes a reference to all other genders;
(b)    References to the singular includes the plural, and vice versa;
(c)    Reference to any Article or Section means an Article or Section of this Agreement;
(d)    Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;
(e)    Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof;
(f)    All references to “$” or “dollars” shall be deemed references to United States dollars;
(g)    References to any Law or agreement means such Law or agreement as it may be amended from time to time;
(h)    Each accounting term not defined herein, and each accounting term partly defined herein to the extent not defined, will have the meaning given to it under GAAP;
(i)    The Parties agree that provisions in this Agreement in “bold” type and/or capital letters satisfy any requirements of the “express negligence rule” and any other requirements at Law or in equity that provisions be conspicuously marked or highlighted;
(j)    Time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day;
(k)    Unless expressly provided to the contrary, “hereunder,” “hereof,” “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and
(l)    “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term.
Section 12.18    Construction. Each of Seller and Purchaser has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transactions contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. In the event of any ambiguity in this Agreement, no presumption shall arise based on the identity of the draftsman of this Agreement.
Section 12.19    No Partnership Created. It is not the purpose or intention of this Agreement to create (and it should not be construed as creating) a joint venture, partnership or any type of association, including for U.S. federal Income Tax purposes, and the Parties are not authorized to act as an agent or principal for each other with respect to any matter related hereto. Except for the obligation in Section 7.9, nothing contained in this Agreement prevents either Purchaser or Seller from engaging in any business or purchasing any asset, whether or not in the vicinity of the Assets or in competition with the business of the other.
[Remainder of page intentionally blank; signature pages immediately follow]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the date first above written.

FREEPORT MCMORAN OIL & GAS LLC:

By:	/s/ Kathleen L. Quirk
Name	Kathleen L. Quirk
Title:	Executive Vice President &
Chief Financial Officer

FREEPORT MCMORAN EXPLORATION & PRODUCTION LLC:

By:	/s/ Kathleen L. Quirk
Name	Kathleen L. Quirk
Title:	Vice President & Treasurer

PLAINS OFFSHORE OPERATIONS INC.:

By:	/s/ Kathleen L. Quirk
Name	Kathleen L. Quirk
Title:	Executive Vice President
& Treasurer

ANADARKO US OFFSHORE LLC:

By:	/s/ Robert G. Gwin
Name	Robert G. Gwin
Title:	Executive Vice President and Chief Financial Officer